UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

June 30, 2022

cosan

1

2

Report on the review of quarterly information

To

Shareholders, Board of Director and Officers of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Cosan S.A. (“Company”) for the quarter ended June 30, 2022, comprising the statement of financial position as of June 30, 2022 and the related statements of profit or loss and of comprehensive income for the three-month and six-month periods then ended, and the statements of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Officers are responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

3

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 3.1, due to the review in the accounting policy adopted by the Company in 2022, the corresponding figures for the three-month and six-month periods ended June 30, 2021, presented for comparison purposes, were adjusted and restated as provided for in NBC TG 23 – Políticas Contábeis, Mudanças de Estimativa e Retificação de Erro. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2022, prepared under Company’s Officers responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, according with the criteria of NBC TG 09 and consistently with the overall individual and consolidated interim financial information.

São Paulo, August 12, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Clinton L. Fernandes

Accountant CRC-1SP205541/O-2

4

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	5.1	1,230,798	1,718,077	12,679,430	16,174,130
Restricted cash	5.2	—	—	24,224	—
Marketable securities	5.2	993,744	893,087	3,970,461	4,372,696
Trade receivables	5.3	—	—	4,036,730	2,580,776
Derivative financial instruments	5.10	174,824	54,963	449,681	194,878
Inventories	7	—	—	1,687,185	1,149,304
Receivables from related parties	5.5	140,912	135,924	170,471	98,280
Income tax receivable		231,217	222,981	368,261	442,957
Other current tax receivable	6	15,448	33,616	1,690,337	921,472
Dividends receivable		241,075	540,091	14,796	519,965
Properties held for sale	10.5	—	—	10,707	—
Sector financial assets	5.9	—	—	429,360	489,601
Other financial assets	5.4	—	—	578	466
Other current assets		118,325	124,851	437,528	348,658
Total current assets		3,146,343	3,723,590	25,969,749	27,293,183
Trade receivables	5.3	—	—	145,533	165,077
Marketable securities	5.2	—	—	68,341	15,311
Restricted cash	5.2	32,865	31,181	68,315	58,990
Deferred tax assets	14	1,282,965	777,686	3,703,531	3,051,628
Receivables from related parties	5.5	409,537	393,440	311,346	318,211
Income tax receivable		—	—	424,916	344,059
Other non-current tax receivable	6	44,004	42,932	1,204,390	1,879,695
Judicial deposits	15	437,906	431,591	898,428	923,061
Derivative financial instruments	5.10	1,572,021	2,507,893	2,614,324	4,538,048
Sector financial assets	5.9	—	—	126,381	68,709
Other non-current assets		72,515	67,613	217,552	179,598
Other financial assets	5.4	—	—	189,716	319,727
Investments in subsidiaries and associates	8.1	15,898,762	14,787,469	402,410	780,067
Investments in joint venture	9	11,750,729	10,936,663	11,750,729	10,936,663
Property, plant and equipment	10.1	49,519	53,007	18,167,883	16,648,553
Intangible assets and goodwill	10.2	1,774	1,804	22,446,387	17,781,498
Contract asset	10.3	—	—	798,709	705,982
Right-of-use assets	10.4	31,235	34,171	8,087,519	7,947,267
Investment properties	10.5	—	—	3,934,136	3,886,696
Total non-current assets		31,583,832	30,065,450	75,560,546	70,548,840
Total assets		34,730,175	33,789,040	101,530,295	97,842,023

The accompanying notes are an integral part of these interim financial statements.

5

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Liabilities
Loans, borrowings and debentures	5.6	252,082	269,793	3,538,481	4,241,368
Lease liabilities	5.8	8,469	8,423	467,310	405,820
Derivative financial instruments	5.10	21,984	31,202	1,194,111	925,650
Trade payables	5.7	1,941	4,506	3,903,967	3,253,504
Employee benefits payables		45,101	57,393	451,192	552,991
Income tax payables		1,334	4,013	292,465	71,224
Other taxes payable	13	133,195	134,956	573,831	536,220
Dividends payable		671	754,282	260,895	799,634
Concessions payable	12	—	—	176,698	160,771
Payables to related parties	5.5	1,148,402	302,607	396,963	287,609
Sector financial liabilities	5.9	—	—	76,631	85,866
Other financial liabilities	5	—	—	821,442	726,423
Other current liabilities		358,145	368,188	1,019,711	909,956
Total current liabilities		1,971,324	1,935,363	13,173,697	12,957,036
Loans, borrowings and debentures	5.6	9,158,099	7,894,463	40,768,075	41,417,669
Lease liabilities	5.8	28,557	31,624	3,060,247	2,861,858
Derivative financial instruments	5.10	455,962	110,278	890,945	150,511
Other taxes payable	13	144,422	141,423	151,863	146,889
Provision for legal proceedings	15	394,288	361,859	1,736,395	1,644,061
Concessions payable	12	—	—	3,091,860	2,893,477
Provision for uncovered liability of associates	8.1	102,878	356,442	—	—
Payables to related parties	5.5	6,042,947	7,397,822	—	—
Post-employment benefits	22	262	219	661,543	669,475
Deferred tax liabilities	14	—	—	4,763,141	3,818,056
Sector financial liabilities	5.9	—	—	1,455,458	1,286,417
Deferred revenue		—	—	112,881	36,440
Other non-current liabilities		754,558	818,610	1,017,017	1,090,112
Total non-current liabilities		17,081,973	17,112,740	57,709,425	56,014,965
Total liabilities		19,053,297	19,048,103	70,883,122	68,972,001
Shareholders' equity	16
Share capital		8,402,544	6,365,853	8,402,544	6,365,853
Treasury shares		(69,223)	(69,064)	(69,223)	(69,064)
Additional paid-in capital		(1,650,393)	(1,690,235)	(1,650,393)	(1,690,235)
Accumulated other comprehensive loss		35,489	(521,609)	35,489	(521,609)
Retained earnings		8,573,565	10,655,992	8,573,565	10,655,992
Profit for the period		384,896	—	384,896	—
Equity attributable to:
Owners of the Company		15,676,878	14,740,937	15,676,878	14,740,937
Non-controlling interests	8.3	—	—	14,970,295	14,129,085
Total shareholders' equity		15,676,878	14,740,937	30,647,173	28,870,022
Total shareholders' equity and liabilities		34,730,175	33,789,040	101,530,295	97,842,023

The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company
	Note	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
General and administrative expenses	19	(71,355)	(136,547)	(62,410)	(109,747)
Other income, net	20	83,289	54,679	27,126	2,086
Operating income (expenses)		11,934	(81,868)	(35,284)	(107,661)
Result before equity in earnings of investees, finance results and taxes		11,934	(81,868)	(35,284)	(107,661)
Interest in earnings in subsidiaries and associates	8.1	634,122	1,296,702	841,253	1,795,605
Interest in earnings of joint venture		178,534	261,328	(19,564)	(74,499)
Equity in earnings of investees		812,656	1,558,030	821,689	1,721,106
Finance expense		(364,716)	(674,403)	(174,525)	(376,882)
Finance income		71,660	121,672	3,463	39,788
Foreign exchange, net		(956,401)	625,893	1,370,259	640,287
Net effect of derivatives		(155,887)	(1,669,707)	(975,613)	(384,917)
Finance results, net	21	(1,405,344)	(1,596,545)	223,584	(81,724)
Profit before taxes		(580,754)	(120,383)	1,009,989	1,531,721
Income taxes	14
Current		—	—	313	313
Deferred		455,460	505,279	(67,946)	49,129
		455,460	505,279	(67,633)	49,442
Profit for the period		(125,294)	384,896	942,356	1,581,163

7

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Consolidated
	Note	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021 (Restated)	January 1, 2021 to June 30, 2021 (Restated)
Net sales	18	9,571,087	17,475,973	6,558,109	11,273,907
Cost of sales	19	(7,278,880)	(13,468,116)	(5,070,561)	(8,576,706)
Gross profit		2,292,207	4,007,857	1,487,548	2,697,201
Selling expenses	19	(261,020)	(437,409)	(180,750)	(339,406)
General and administrative expenses	19	(447,765)	(833,591)	(354,362)	(581,691)
Other income, net	20	116,101	15,384	278,400	249,472
Operating expenses		(592,684)	(1,255,616)	(256,712)	(671,625)
Profit before equity in earnings of investees, finance results and taxes		1,699,523	2,752,241	1,230,836	2,025,576
Interest in earnings of associates	8.1	27,492	38,891	18,015	16,820
Interest in earnings of joint venture	9	178,536	261,328	424,796	679,598
Equity in earnings of investees		206,028	300,219	442,811	696,418
Finance expense		(736,003)	(1,470,191)	(1,060,368)	(1,232,185)
Finance income		722,885	1,301,961	237,333	428,485
Foreign exchange, net		(1,677,450)	1,076,581	2,231,187	1,239,729
Net effect of derivatives		(278,667)	(3,399,550)	(1,622,896)	(1,032,682)
Finance results, net	21	(1,969,235)	(2,491,199)	(214,744)	(596,653)
Profit before taxes		(63,684)	561,261	1,458,903	2,125,341
Income taxes	14
Current		(575,019)	(606,594)	(630,801)	(230,941)
Deferred		690,571	673,036	367,016	8,980
		115,552	66,442	(263,785)	(221,961)
Profit for the period		51,868	627,703	1,195,118	1,903,380
Profit attributable to:
Owners of the Company		(125,294)	384,896	942,356	1,581,163
Non-controlling interests		177,162	242,807	252,762	322,217
		51,868	627,703	1,195,118	1,903,380
Earnings per share	17
Basic		(R$ 0.0671)	R$ 0.2060	R$0.5048	R$0.8782
Diluted		(R$ 0.0673)	R$ 0.2048	R$0.5023	R$0.8733

The accompanying notes are an integral part of these interim financial statements.

8

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Profit for the period	(125,294)	384,896	942,356	1,581,163
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	172,300	536,674	(542,255)	(297,308)
Loss on cash flow hedges	(1,439)	(4,369)	250,455	(5,340)
Actuarial gain (loss) with defined benefit plan net of tax	—	17,120	—	—
Change in fair value of financial assets	6,222	7,673	245	384
Total other comprehensive (loss) income, net of tax	177,083	557,098	(291,555)	(302,264)
Total comprehensive income for the period	51,789	941,994	650,801	1,278,899

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Profit for the period	51,868	627,703	1,195,118	1,903,380
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation effect	191,822	486,180	(584,365)	(311,830)
Loss on cash flow hedges	(976)	(3,740)	250,589	(5,798)
Actuarial losses with defined benefit plan net of tax	—	17,120	—	—
Changes in fair value of financial assets	15,121	15,346	245	384
	205,967	514,906	(333,531)	(317,244)
Total other comprehensive (loss) income, net of tax	205,967	514,906	(333,531)	(317,244)
Total comprehensive income for the period	257,835	1,142,609	861,587	1,586,136
Total comprehensive income attributable to:
Owners of the Company	890,205	941,994	650,801	1,278,899
Non-controlling interests	(632,370)	200,615	210,786	307,237
	257,835	1,142,609	861,587	1,586,136

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022
Profit for the year	—	—	—	—	—	—	—	—	—	384,896	384,896	242,807	627,703
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(4,369)	—	—	—	—	—	(4,369)	629	(3,740)
Foreign currency translation differences	—	—	—	—	536,674	—	—	—	—	—	536,674	(50,494)	486,180
Actuarial income (loss) on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets	—	—	—	—	7,673	—	—	—	—	—	7,673	7,673	15,346
Total comprehensive income (loss) for the year	—	—	—	—	557,098	—	—	—	—	384,896	941,994	200,615	1,142,609
Transactions with owners of the Company
Contributions and distributions:
Capital increase (note 16)	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	—	—
Share-based compensation	—	(159)	—	1,344	—	—	—	—	—	—	1,185	(2,670)	(1,485)
Dividends	—	—	—	—	—	—	(45,736)	—	—	—	(45,736)	(179,900)	(225,636)
Business combination (Note 8.2)	—	—	—	—	—	—	—	—	—	—	—	917,783	917,783
Transactions with share-based compensation	—	—	—	34,435	—	—	—	—	—	—	34,435	9,518	43,953
Total contributions and distributions	2,036,691	(159)	—	35,779	—	(348,753)	(1,469,493)	—	(264,181)	—	(10,116)	744,731	734,615
Changes in ownership interests
Change of shareholding interest in subsidiary (Note 8.3)	—	—	—	4,063	—	—	—	—	—	—	4,063	(104,136)	(100,073)
Total changes in ownership interests	—	—	—	4,063	—	—	—	—	—	—	4,063	(104,136)	(100,073)
Total transactions with owners of the Company	2,036,691	(159)	—	39,842	—	(348,753)	(1,469,493)	—	(264,181)	—	(6,053)	640,595	634,542
At June 30, 2022	8,402,544	(69,223)	737	(1,651,130)	35,489	—	8,402,544	171,021	—	384,896	15,676,878	14,970,295	30,647,173

10

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the year	—	—	—	—	—	—	—	—	—	1,581,163	1,581,163	322,217	1,903,380
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(5,340)	—	—	—	—	—	(5,340)	(458)	(5,798)
Foreign currency translation differences	—	—	—	—	(297,308)	—	—	—	—	—	(297,308)	(14,522)	(311,830)
Change in fair value of financial assets	—	—	—	—	384	—	—	—	—	—	384	—	384
Total comprehensive income (loss) for the year	—	—	—	—	(302,264)	—	—	—	—	1,581,163	1,278,899	307,237	1,586,136
Transactions with owners of the Company
Contributions and distributions:
Capital increase	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,750	1,750
Cancellation of treasury shares	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share-based compensation	—	645	—	(9,036)	—	—	—	—	—	—	(8,391)	(9,239)	(17,630)
Proposed dividends	—	—	—	—	—	—	(328,267)	—	(83,863)	—	(412,130)	(4,488)	(416,618)
Treasury shares acquired	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Transactions with share-based compensation	—	—	—	9,769	—	—	—	—	—	—	9,769	17,516	27,285
Total contributions and distributions	638,375	492,783	—	(2,038,199)	—	—	(825,183)	—	(83,863)	—	(1,816,087)	10,841,673	9,025,586
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	5,446	—	—	—	—	—	—	5,446	(20,071)	(14,625)
Total changes in ownership interests	—	—	—	5,446	—	—	—	—	—	—	5,446	(20,071)	(14,625)
Total transactions with owner of the Company	638,375	492,783	—	(2,032,753)	—	—	(825,183)	—	(83,863)	—	(1,810,641)	10,821,602	9,010,961
At June 30, 2021	6,365,853	(91,158)	737	(2,972,837)	(554,874)	42,593	5,509,244	171,021	264,181	1,581,163	10,315,923	11,786,988	22,102,911

11

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash flows from operating activities
Profit before taxes		(120,383)	1,531,721	561,262	2,125,341
Adjustments for:
Depreciation and amortization	19	7,338	6,021	1,483,704	927,528
Interest in earnings of associates	8.1	(1,296,702)	(1,795,605)	(38,891)	(16,820)
Interest in earnings of joint venture	9	(261,328)	74,499	(261,328)	(679,598)
Loss on disposals assets	20	—	53	23,987	10,469
Share-based payment		28,484	4,451	50,996	20,467
Change in fair value of investment property	10.5	—	—	(59,061)	—
Legal proceedings provision, receivables and tax installments	20	27,136	22,442	148,226	69,748
Interest and exchange, net		1,635,355	28,405	3,124,487	590,357
Gain from a bargain purchase	20	(92,946)	—	(92,946)	—
Sectorial financial assets and liabilities, net	5.9	—	—	32,943	455,870
Gain in net derivative operations		—	—	(120,064)	—
Provisions for employee benefits		18,780	4,063	128,580	109,871
Allowance (return) for expected credit losses		—	—	12,306	(1,005)
Recovering tax credits		—	—	(74,330)	(609,964)
Other		13,042	1	52,916	362,983
		(41,224)	(123,949)	4,972,787	3,365,247
Changes in:
Trade receivables		—	—	(1,065,260)	(272,449)
Inventories		—	—	(118,194)	(141,681)
Other current tax, net		(5,766)	(15,972)	168,185	26,543
Income tax		23,759	15,281	(317,255)	(356,033)
Related parties, net		(58,314)	(50,962)	35,220	(115,521)
Trade payables		(2,110)	(2,572)	403,674	612,163
Employee benefits		(31,071)	(17,153)	(240,619)	(133,225)
Provision for legal proceedings		(3,018)	(1,360)	(123,148)	(46,649)
Other financial liabilities		—	—	142,756	102,871
Judicial deposits		3,564	(1,551)	1,843	(11,808)
Post-employment benefits		—	—	(38,220)	(14,874)
Other assets and liabilities, net		(16,135)	(28,236)	82,401	(255,680)
		(89,091)	(102,525)	(1,068,617)	(606,343)
Net cash (used in) generated from operating activities		(130,315)	(226,474)	3,904,170	2,758,904

Cash flows from investing activities
Capital contribution in associates		(417,179)	(1,700)	(26,950)	(336)
Acquisition of subsidiary, net of cash acquired		—	—	(3,626,556)	—
Sale (purchase) of marketable securities		(60,298)	9,255	604,431	1,689,816
Restricted cash		(1,684)	(30,192)	(10,016)	25,629
Dividends received from associates		22,291	201,816	22,556	6,796
Dividends received from joint venture	9	624,939	93,833	624,939	162,500
Acquisition of instruments designated at fair value		—	—	(51,922)	13
Acquisition of property, plant and equipment, intangible assets and contract assets		(883)	(141)	(2,171,659)	(1,792,532)
Proceeds from legal merger		—	353,601	—	8,125,855
Cash received on sale of fixed assets, and intangible assets		—	—	2,383	3,090
Other		(300)	—	(435)	—
Net cash generated (used in) investing activities		166,886	626,472	(4,633,229)	8,220,831

12

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	1,494,095	—	6,134,413	2,162,780
Repayment of principal on loans, borrowings and debentures	5.6	—	(5,427)	(5,299,499)	(7,470,395)
Payment of interest on loans, borrowings and debentures	5.6	(402,752)	(134,766)	(1,545,405)	(748,357)
Payment of derivative financial instruments		(390,266)	(25,383)	(631,177)	(506,481)
Receipt of derivative financial instruments		41,425	128,219	121,496	604,770
Payment of derivative financial instruments, except debt		(113,365)	(226,516)	(113,365)	(226,516)
Receipt of derivative financial instruments, except debt		—	197,679	—	197,679
Repayment of principal on leases	5.8	(2,439)	(1,383)	(176,126)	(284,887)
Payment of interest on leases	5.8	(1,991)	(1,417)	(105,417)	(61,803)
Equity contribution from non-controlling interest		—	—	21,626	2,084
Related parties		(253,011)	(247,070)	—	—
Sale (purchase) of treasury shares		—	(4,778)	(25,084)	(34,529)
Acquisition of non-controlling interests		(6,082)	(6,675)	(151)	—
Dividends paid		(799,347)	(480,994)	(852,464)	(486,334)
Dividends paid for preference shares		—	—	—	(239,615)
Transactions with non-controlling interests		—	—	—	69,155
Sale of equity interest in subsidiaries		—	963	—	963
Net cash used in financing activities		(433,733)	(807,548)	(2,471,153)	(7,021,486)
Increase (decrease) in cash and cash equivalents		(397,162)	(407,550)	(3,200,212)	3,958,249
Cash and cash equivalents at beginning of the year		1,718,077	1,149,267	16,174,130	4,614,053
Effect of foreign exchange rate changes		(90,117)	—	(294,488)	(4,852)
Cash and cash equivalents at end of the year		1,230,798	741,717	12,679,430	8,567,450
Additional information
Income tax paid		—	—	94,370	191,397

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions

  Recognition of interest on equity decided by Raízen S.A. in the amount of R$126,522 (R$48,470 as of June 30, 2021) and by Compass Gás e Energia in the amount of R$22,210 (no recognition as of June 30, 2021).

  Recognition of right of use in the amount of R$52,990 (R$15,071 as of June 30, 2021), related to new contracts under the leasing standard (Note 5.8).

  For the period ended June 30, 2022, property, plant and equipment and intangible assets were acquired with payment in installments in the amount of R$ 35,627 (R$ 23,646 on June 30, 2021).

  Tax credits were used, in the amount of R$285,782, related to federal taxes, of which R$193,676 referring to the payment of the annual adjustment for 2021 and R$91,684 referring to the 1st quarter of 2022 (R$47,739 for June 30, 2021, referring to the 2020 annual adjustment payment).

  In the period ended June 30, 2022, Rumo carried out a capital increase in subsidiaries in the total amount of R$47,906, of which R$42,820 was realized via cash and R$5,086 through investment in property, plant and equipment. As of June 30, 2021, R$2,371,729 was fully paid up via cash.

Disclosure of interest and dividends

The Company classifies dividends and interest on equity received as cash flows from investing activities.

Interest received or paid is classified as cash flow from financing activities.

13

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues
Sales of products and services net of returns	—	—	20,891,338	13,542,849
Other operating revenues (expenses), net	87,438	(2,780)	125,415	284,574
Allowance for doubtful accounts	—	—	(12,306)	733
	87,438	(2,780)	21,004,447	13,828,156
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	7,528,378	7,868,690
Materials, energy, third party services, others	72,259	54,462	6,537,280	259,309
	72,259	54,462	14,065,658	8,127,999
Gross value added	15,179	(57,242)	6,938,789	5,700,157
Retention
Depreciation and amortization	7,338	6,021	1,483,704	927,528
	7,338	6,021	1,483,704	927,528
Net value added	7,841	(63,263)	5,455,085	4,772,629
Value added transferred in
Interest in earnings of subsidiaries	1,296,702	1,795,605	38,891	16,820
Interest in earnings of joint ventures	261,328	(74,499)	261,328	679,598
Finance income	121,672	39,788	1,301,961	428,485
	1,679,702	1,760,894	1,602,180	1,124,903
Value added to be distributed	1,687,543	1,697,631	7,057,265	5,897,532
Distribution of value added
Payroll and social charges	81,798	34,343	951,269	424,014
Direct remuneration	75,538	29,443	765,412	373,242
Benefits	4,570	3,394	151,736	44,775
FGTS and others	1,690	1,506	34,121	5,997
Taxes and contributions	(497,368)	(39,391)	1,610,869	2,544,998
Federal	(499,800)	(42,590)	429,914	1,064,867
State	—	—	1,075,398	1,438,331
Municipal	2,432	3,199	105,557	41,800
Finance expense and rents	1,718,218	121,516	3,867,424	1,025,140
Interest and exchange variation	1,681,376	99,091	3,689,436	830,221
Rents	—	—	82,736	13,258
Others	36,842	22,425	95,252	181,661
Non-controlling interests	—	—	242,807	322,217
Dividends	—	—	105,041	—
Profit for the year	384,895	1,581,163	279,855	1,581,163
	1,687,543	1,697,631	7,057,265	5,897,532

The accompanying notes are an integral part of these interim financial statements.

14

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-held company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special Novo Mercado segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation headquartered in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Recent developments and other events

1.1.1 Acquisition of control of Sulgás by the subsidiary Compass Um

On January 3, 2022, the subsidiary Compass Um Participações S.A. (“Compass Um”), concluded the acquisition of 51% of the share capital of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) for the amount of R$955,244, consequently obtaining control of the concessionaire, as detailed in note 8.2.

1.1.2 Acquisition of control of TUP Porto São Luís by the subsidiary Atlântico Participações

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the share capital of Porto São Luís S.A. (“Porto São Luís or Porto”), was concluded for the amount of R$411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The amount paid totaled R$804,803. With the conclusion of this stage, the Company now holds 100% of the equity interest in Porto, as detailed in note 8.2.

15

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.1.3 Russian-Ukrainian conflict

After the outbreak of war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions of Ukraine. There has been an abrupt change in the geopolitical situation, with uncertainties about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances limit the freedom of operation of Cosan Group companies in the Russian region and lead to distortion and volatility in the level of activity. The war also contributed to heightened volatility in currency markets, energy prices, raw materials and other input costs, as well as supply chain tensions and a rise in inflation in many countries.

Risks related to cybersecurity, loss of reputation, possible additional sanctions, export controls and other regulations (including restrictions on the transfer of funds to and from Russia) have increased. The ongoing war could continue to affect production and consumer demand. The Group assessed the consequences of the war in the Interim Financial Statements, mainly considering the impacts on the main judgments and significant estimates as detailed in the Financial Statements as of December 31, 2021, in addition to the operations that may be affected, such as:

  Transport volume of fertilizers;
  Sugarcane production, due to unfavorable conditions for obtaining fertilizer;
  Increase in oil prices, as a result of a more limited supply of Russian oil, could lead to a decrease in our margins and pressure on the acquisition costs of basic inputs, such as diesel oil;
  Debt and third-party capital for our financing and investment activities, impacted by the Brazilian government and Central Bank of Brazil measures to contain inflation, such as the increase in the basic interest rate;
  Acquisition of rail tracks by Rumo: Although Rumo is able to obtain rail tracks from other non-Russian suppliers, the prices charged and the deadlines demanded by these suppliers may not be as favorable as those that Rumo has obtained in the past.

To date, the effects of the Russia-Ukraine conflict have not had a significant impact on the operations of the Company, its subsidiaries and jointly-owned subsidiaries or on the fair value of its assets and liabilities. The Group will continue to monitor increased risk in these areas for material changes.

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.1.4 Senior Notes Prepayment 2025

On January 14, 2022, the subsidiary Rumo made the prepayment of Senior Notes 2025, in the amount of USD 500,000, equivalent to R$ 2,848,332, with original maturity in January 2025, according to the conditions established in the transaction agreement signed in January 2018.

1.1.5 Fourth issue of Cosan debentures

On May 6, 2022, Cosan issued debentures in the aggregate principal amount of R$1,500,000 divided into two tranches. The first tranche has a total principal amount of R$400,000, accrues interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal being due upon maturity. The second tranche has a total principal amount of R$1,100,000, accrues interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal due in the eighth, ninth and tenth years of the term.

1.1.6 Acquisition of investments in the Moove segment

On May 23, 2022, the subsidiary Millennium Moove Corp subsidiary, acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries (collectively “PetroChoice”), a limited liability company in Delaware – USA. The entities are experts in comprehensive lubricant solutions and contamination control, serving a wide range of needs and industries.

On May 31, 2022, the subsidiary Moove also acquired 100% of the shares of Tirreno Indústria e Comércio de Produtos Químicos Ltda or “Tirreno”, a privately held company based in Brazil, specialized in the production and sale of lubricating oils, additives and fluids.

More details can be seen in note 8.2.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

2 Statement of compliance

These individual and consolidated interim financial statements were prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. The interim financial statements do not include all the information necessary for a complete set of financial statements prepared in accordance with IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of individual and consolidated Statements of Value Added (DVA) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2021 were not fully presented in this quarterly information.

The relevant information specific to the interim financial statements, and only these, are being evidenced and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by the Board of Directors on August 12, 2022.

3 Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2021, except for the mentions described in the respective explanatory notes that refer to the updates and changes described in note 3.1. All balances have been rounded to the nearest thousand, unless otherwise indicated.

3.1 Changes in the presentation and classification of the amortization expense of the intangible asset of the concession right

The Company reassessed its presentation of amortization expense related to its concession intangible assets in its income statement. The Company had previously presented the amortization expense related to its concession intangible assets in selling expenses. The Company chose to change the presentation of the amortization expense related to the intangible assets of its concession to cost of sales, as it understands that such presentation provides more relevant information to the users of its financial statements, as it is more in line with the practices adopted by the market. This reclassification does not impact regulatory margins or the main indicators used by the Company.

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2021 to June 30, 2021	Reclassification	April1, 2021 to June 30, 2021 (Restated)
Net sales	6,558,109	—	6,558,109
Cost of sales	(4,940,287)	(130,274)	(5,070,561)
Gross profit	1,617,822	(130,274)	1,487,548

Selling expenses	(180,750)	—	(180,750)
General and administrative expenses	(484,636)	130,274	(354,362)
Other income net	278,400	—	278,400
Operating income	(386,986)	130,274	(256,712)

Earnings before net financial result and taxes	1,230,836	—	1,230,836

Equity in earnings of investees	442,811	—	442,811

Finance results, net	(214,744)	—	(214,744)

Profit before taxes	1,458,903	—	1,458,903

Income tax (expenses) benefits	(263,785)	—	(263,785)

Profit for the period	1,195,118	—	1,195,118

	Consolidated
	January 1, 2021 to June 30, 2021	Reclassification	January 1, 2021 to June 30, 2021 (Restated)
Net sales	11,273,907	—	11,273,907
Cost of sales	(8,310,153)	(266,553)	(8,576,706)
Gross profit	2,963,754	(266,553)	2,697,201

Selling expenses	(339,406)	—	(339,406)
General and administrative expenses	(848,244)	266,553	(581,691)
Other income net	249,472	—	249,472
Operating income	(938,178)	266,553	(671,625)

Earnings before net financial result and taxes	2,025,576	—	2,025,576

Equity in earnings of investees	696,418	—	696,418
		—	—
Finance results, net	(596,653)	—	(596,653)

Profit before taxes	2,125,341	—	2,125,341

Income tax (expenses) benefits	(221,961)	—	(221,961)

Profit for the period	1,903,380	—	1,903,380

This reclassification was also reflected in the segment information, as detailed in note 4.

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)
4 Segment information

Segment information is used by the Company's senior management (the Chief Operating Decision Maker) to assess the performance of operating segments and make decisions regarding resource allocation. This information is prepared in a manner consistent with the accounting policies used in the preparation of the interim financial statements. The Company evaluates the performance of its operating segments based on earnings before interest, depreciation and amortization (“EBITDA - Earnings before interest, taxes, depreciation, and amortization”).

Reported segments:

  Raízen: operates in the production, sale, origination and trading of first and second generation ethanol and sugar. Raízen also operates in the commercialization, trading and integrated generation of energy from renewable sources, such as biomass, biogas and solar energy, and invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels and lubricants under the “Shell” brand in Brazil, Paraguay and Argentina, where it also has a refining operation. Raízen's operations also include Shell Select convenience stores and OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. After Raízen's corporate reorganization completed on June 1, 2021, our senior management now considers Raízen a single reportable segment. Accordingly, our previously reported segment information has been restated for all periods presented to reflect changes in reportable segments;

  Gas and Power: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo and Rio Grande do Sul to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) commercialization of electric energy, comprising the purchase and sale of electric energy to other traders, to consumers who have free choice of supplier and to other agents permitted by legislation, (iii) other investments in the development process and corporate activities, including TRSP – Terminal de Regasificação de LNG de São Paulo S.A (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II – Empresa de Geração de Energia S.A.;

  Moove: production and distribution of Mobil branded lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, United States and in the European market. In addition, under the Comma brand, it produces and distributes to European and Asian markets and corporate activities;

  Logistics: logistics services for rail transport, storage and port loading of goods, mainly grains and sugar, leasing of locomotives, wagons and other rail equipment, in addition to the operation of containers;

  Cosan Investments: management of agricultural properties, mining and logistics projects, digital platforms for logistics and financial services, in addition to investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation; and

Reconciliation:

  Cosan Corporate: In addition to the Company's corporate structure, which includes expenses with consulting services, personnel and lawsuits, the Cosan corporate segment includes the financing subsidiaries of the Cosan group and other investments.

Although Raízen S.A. is an equity-accounted joint venture and is not proportionately consolidated, Management continues to review the segment information. The reconciliation of these segments is presented in the column “Deconsolidation effects”.

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	April 1, 2022 to June 30, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	70,299,362	6,203,170	2,614,875	2,607,571	85,841	—	(70,299,362)	(12,604)	11,498,853
Domestic market (i)	68,368,468	6,203,170	2,437,180	2,524,746	85,841	—	(68,368,468)	(12,604)	11,238,333
External market (i)	1,930,894	—	177,695	82,825	—	—	(1,930,894)	—	260,520
Net sales	66,241,934	4,896,370	2,140,039	2,464,630	82,652	—	(66,241,934)	(12,604)	9,571,087
Cost of sales	(63,748,214)	(3,998,050)	(1,626,047)	(1,657,582)	(9,805)	—	63,748,214	12,604	(7,278,880)
Gross profit	2,493,720	898,320	513,992	807,048	72,847	—	(2,493,720)	—	2,292,207
Selling expenses	(1,191,358)	(38,134)	(213,634)	(6,719)	(2,533)	—	1,191,358	—	(261,020)
General and administrative expenses	(568,508)	(152,965)	(102,965)	(103,360)	(25,134)	(63,341)	568,508	—	(447,765)
Other income (expenses), net	820,534	(1,989)	6,216	(29,708)	58,293	83,289	(820,534)	—	116,101
Interest in earnings of associates	(37,628)	—	—	8,072	—	539,059	37,628	(519,639)	27,492
Interest in earnings of joint venture	—	—	—	—	—	178,536	—	—	178,536
Finance results, net	(938,530)	(113,062)	(19,287)	(591,514)	9,623	(1,254,995)	938,530	—	(1,969,235)
Finance expense	(437,314)	(320,663)	(14,679)	(177,566)	2,174	(225,269)	437,314	—	(736,003)
Finance income	160,140	361,268	13,772	273,728	(4,873)	78,990	(160,140)	—	722,885
Foreign exchange, net	(1,099,928)	(175,761)	(30,632)	(532,346)	12,322	(951,033)	1,099,928	—	(1,677,450)
Derivatives	438,572	22,094	12,252	(155,330)	—	(157,683)	(438,572)	—	(278,667)
Income tax (expense)benefit	(20,485)	(179,588)	(42,114)	(53,686)	(9,293)	400,233	20,485	—	115,552
Profit for the period	557,745	412,582	142,208	30,133	103,803	(117,219)	(557,745)	(519,639)	51,868
Profit (loss) attributable to:
Owners of the Company	503,715	350,261	99,575	10,299	51,429	(117,219)	(503,715)	(519,639)	(125,294)
Non-controlling interests	54,030	62,321	42,633	19,834	52,374	—	(54,030)	—	177,162
	557,745	412,582	142,208	30,133	103,803	(117,219)	(557,745)	(519,639)	51,868
Other select data
Depreciation and amortization	2,306,672	172,784	28,501	522,572	1,321	3,665	(2,306,672)	—	728,843
EBITDA	3,823,432	878,016	232,110	1,197,905	104,794	741,208	(3,823,432)	(519,639)	2,634,394
Additions to PP&E, intangible and contracts assets	1,776,002	390,859	18,661	678,353	7,893	280	(1,776,002)	—	1,096,046

Reconciliation of EBITDA
Profit for the period	557,745	412,582	142,208	30,133	103,803	(117,219)	(557,745)	(519,639)	51,868
Income tax and (expense) benefit	20,485	179,588	42,114	53,686	9,293	(400,233)	(20,485)	—	(115,552)
Finance results, net	938,530	113,062	19,287	591,514	(9,623)	1,254,995	(938,530)	—	1,969,235
Depreciation and amortization	2,306,672	172,784	28,501	522,572	1,321	3,665	(2,306,672)	—	728,843
EBITDA	3,823,432	878,016	232,110	1,197,905	104,794	741,208	(3,823,432)	(519,639)	2,634,394

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

21

                            Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2022 to June 30, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	127,515,240	11,280,858	4,707,084	4,940,814	138,609	—	(127,515,240)	(28,296)	21,039,069
Domestic market (i)	127,515,240	11,280,858	4,376,106	4,802,507	138,609	—	(127,515,240)	(28,296)	20,569,784
External market (i)	—	—	330,978	138,307	—	—	—	—	469,285
Net sales	119,719,590	8,902,199	3,797,733	4,670,992	133,345	—	(119,719,590)	(28,296)	17,475,973
Cost of sales	(114,724,982)	(7,298,722)	(2,954,235)	(3,231,445)	(12,010)	—	114,724,982	28,296	(13,468,116)
Gross profit	4,994,608	1,603,477	843,498	1,439,547	121,335	—	(4,994,608)	—	4,007,857
Selling expenses	(2,362,020)	(76,605)	(342,905)	(13,029)	(4,871)	1	2,362,020	—	(437,409)
General and administrative expenses	(1,242,984)	(293,393)	(165,679)	(203,554)	(50,844)	(120,121)	1,242,984	—	(833,591)
Other income (expenses), net	870,988	(30,921)	21,088	(84,591)	55,130	54,678	(870,988)	—	15,384
Interest in earnings of associates	(60,688)	—	—	15,168	(57)	1,043,180	60,688	(1,019,401)	38,890
Interest in earnings of joint venture	—	—	—	—	—	261,328	—	—	261,328
Finance results, net	(1,584,188)	(150,438)	(17,560)	(1,092,286)	(4,368)	(1,226,546)	1,584,188	—	(2,491,198)
Finance expense	(866,938)	(639,861)	(20,301)	(525,722)	3,244	(287,550)	866,938	—	(1,470,190)
Finance income	335,292	628,742	24,584	516,868	832	130,935	(335,292)	—	1,301,961
Foreign exchange, net	899,216	101,345	17,747	358,378	(8,444)	607,555	(899,216)	—	1,076,581
Derivatives	(1,951,758)	(240,664)	(39,590)	(1,441,810)	—	(1,677,486)	1,951,758	—	(3,399,550)
Income tax (expense)benefit	215,292	(157,075)	(50,712)	(99,375)	(15,429)	389,033	(215,292)	—	66,442
Profit for the year	831,008	895,045	287,730	(38,120)	100,896	401,553	(831,008)	(1,019,401)	627,703

Profit (loss) attributable to:
Owners of the Company	711,554	777,915	201,465	(9,942)	33,303	401,556	(711,554)	(1,019,401)	384,896
Non-controlling interests	119,454	117,130	86,265	(28,178)	67,593	(3)	(119,454)	—	242,807
	831,008	895,045	287,730	(38,120)	100,896	401,553	(831,008)	(1,019,401)	627,703
Other select data
Depreciation and amortization	4,301,528	378,015	49,504	1,046,321	2,490	7,374	(4,301,528)	—	1,483,704
EBITDA	6,501,432	1,580,573	405,506	2,199,862	123,183	1,246,440	(6,501,432)	(1,019,401)	4,536,163
Additions to PP&E, intangible and contract assets	4,627,078	761,663	23,979	1,370,349	14,783	883	(4,627,078)	—	2,171,657

Reconciliation of EBITDA
Profit for the year	831,008	895,045	287,730	(38,120)	100,896	401,553	(831,008)	(1,019,401)	627,703
Income tax and (expense) benefit	(215,292)	157,075	50,712	99,375	15,429	(389,033)	215,292	—	(66,442)
Finance results, net	1,584,188	150,438	17,560	1,092,286	4,368	1,226,546	(1,584,188)	—	2,491,198
Depreciation and amortization	4,301,528	378,015	49,504	1,046,321	2,490	7,374	(4,301,528)	—	1,483,704
EBITDA	6,501,432	1,580,573	405,506	2,199,862	123,183	1,246,440	(6,501,432)	(1,019,401)	4,536,163

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

22

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	April 1, 2021 to June 30, 2021 (Restated)
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	40,652,848	3,659,398	1,848,396	2,339,416	995	(40,652,848)	(14,590)	7,833,615
Domestic market (i)	38,721,954	3,659,398	1,680,540	2,188,164	995	(38,721,954)	(14,590)	7,514,507
External market (i)	1,930,894	—	167,856	151,252	—	(1,930,894)	—	319,108
Net sales	37,528,062	2,880,577	1,475,328	2,215,892	902	(37,528,062)	(14,590)	6,558,109
Cost of sales	(34,820,316)	(2,569,800)	(1,141,365)	(1,372,948)	(1,038)	34,820,316	14,590	(5,070,561)
Gross profit	2,707,746	310,777	333,963	842,944	(136)	(2,707,746)	—	1,487,548
Selling expenses	(875,472)	(32,205)	(137,013)	(9,499)	(2,033)	875,472	—	(180,750)
General and administrative expenses	(364,878)	(103,034)	(69,568)	(113,542)	(68,218)	364,878	—	(354,362)
Other income (expenses), net	192,626	237,374	(4,045)	17,944	27,127	(192,626)	—	278,400
Interest in earnings of associates	(12,706)	—	—	2,596	484,555	12,706	(469,136)	18,015
Interest in earnings of joint venture	—	—	—	—	424,796	—	—	424,796
Finance results, net	(277,568)	8,781	26,247	(350,984)	101,212	277,568	—	(214,744)
Finance expense	(528,186)	(257,034)	(28,539)	(554,108)	(220,687)	528,186	—	(1,060,368)
Finance income	133,700	173,535	32,680	53,854	(22,736)	(133,700)	—	237,333
Foreign exchange, net	1,463,912	111,007	35,467	766,991	1,317,722	(1,463,912)	—	2,231,187
Derivatives	(1,346,994)	(18,727)	(13,361)	(617,721)	(973,087)	1,346,994	—	(1,622,896)
Income tax (expense)benefit	(599,456)	(100,498)	(61,560)	(75,069)	(26,658)	599,456	—	(263,785)
Profit for the year	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118

Profit (loss) attributable to:
Owners of the Company	848,192	313,484	60,846	94,807	942,355	(848,192)	(469,136)	942,356
Non-controlling interests	(77,900)	7,711	27,178	219,583	(1,710)	77,900	—	252,762
	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118
Other select data
Depreciation and amortization	1,276,194	131,307	25,203	455,445	4,263	(1,276,194)	—	616,218
EBITDA	2,923,510	544,219	148,540	1,195,888	870,354	(2,923,510)	(469,136)	2,289,865
Additions to PP&E, intangible and contract assets	770,818	274,128	7,500	1,041,272	1,832	(770,818)	—	1,324,732

Reconciliation of EBITDA
Profit for the year	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118
Income tax and (expense) benefit	599,456	100,498	61,560	75,069	26,658	(599,456)	—	263,785
Finance results, net	277,568	(8,781)	(26,247)	350,984	(101,212)	(277,568)	—	214,744
Depreciation and amortization	1,276,194	131,307	25,203	455,445	4,263	(1,276,194)	—	616,218
EBITDA	2,923,510	544,219	148,540	1,195,888	870,354	(2,923,510)	(469,136)	2,289,865

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

23

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2021 to June 30, 2021 (Restated)
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	77,573,286	6,866,769	3,631,926	3,167,877	1,372	(77,573,286)	(18,673)	13,649,271
Domestic market (i)	70,782,982	6,866,769	3,308,537	3,016,625	1,372	(70,782,982)	(18,673)	13,174,630
External market (i)	6,790,304	—	323,389	151,252	—	(6,790,304)	—	474,641
Net sales	71,349,848	5,397,198	2,892,885	3,001,244	1,253	(71,349,848)	(18,673)	11,273,907
Cost of sales	(66,349,096)	(4,523,860)	(2,225,168)	(1,844,937)	(1,414)	66,349,096	18,673	(8,576,706)
Gross profit	5,000,752	873,338	667,717	1,156,307	(161)	(5,000,752)	—	2,697,201
Selling expenses	(1,729,584)	(58,378)	(265,752)	(12,551)	(2,725)	1,729,584	—	(339,406)
General and administrative expenses	(723,748)	(192,341)	(125,604)	(144,954)	(118,792)	723,748	—	(581,691)
Other income (expenses), net	399,374	231,207	8,883	7,162	2,220	(399,374)	—	249,472
Interest in earnings of associates	(10,718)	—	—	2,726	1,009,183	10,718	(995,089)	16,820
Interest in earnings of joint venture	—	—	—	—	679,598	—	—	679,598
Finance results, net	(818,846)	(51,024)	(25,176)	(526,662)	6,209	818,846	—	(596,653)
Finance expense	(531,788)	(402,142)	(36,151)	(554,552)	(239,340)	531,788	—	(1,232,185)
Finance income	271,602	323,457	35,516	73,327	(3,815)	(271,602)	—	428,485
Foreign exchange, net	335,064	27,661	(23,122)	602,132	633,058	(335,064)	—	1,239,729
Derivatives	(893,724)	—	(1,419)	(647,569)	(383,694)	893,724	—	(1,032,682)
Income tax (expense)benefit	(824,636)	(10,468)	(105,117)	(109,825)	3,449	824,636	—	(221,961)
Profit for the year	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380

Profit (loss) attributable to:
Owners of the Company	1,361,252	775,883	107,334	111,873	1,581,162	(1,361,252)	(995,089)	1,581,163
Non-controlling interests	(68,658)	16,451	47,617	260,330	(2,181)	68,658	—	322,217
	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380
Other select data
Depreciation and amortization	2,606,304	268,347	51,252	600,693	7,237	(2,606,304)	(1)	927,528
EBITDA	5,542,380	1,122,173	336,496	1,609,383	1,576,560	(5,542,380)	(995,090)	3,649,522
Additions to PP&E, intangible and contract assets	2,230,038	505,372	14,079	1,270,508	2,573	(2,230,038)	—	1,792,532

Reconciliation of EBITDA
Profit for the year	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380
Income tax and (expense) benefit	824,636	10,468	105,117	109,825	(3,449)	(824,636)	—	221,961
Finance results, net	818,846	51,024	25,176	526,662	(6,209)	(818,846)	—	596,653
Depreciation and amortization	2,606,304	268,347	51,252	600,693	7,237	(2,606,304)	(1)	927,528
EBITDA	5,542,380	1,122,173	336,496	1,609,383	1,576,560	(5,542,380)	(995,090)	3,649,522

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

24

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$

	June 30, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	5,733,098	3,840,349	900,184	6,234,779	226,419	1,481,799	(5,733,098)	—	12,683,530
Marketable securities	118,426	1,376,263	160,103	1,290,961	217,697	993,778	(118,426)	—	4,038,802
Trade receivables	9,578,422	2,130,441	1,237,422	642,843	171,557	—	(9,578,422)	—	4,182,263
Derivative financial instruments - assets	8,030,824	237,311	—	1,036,032	—	1,790,662	(8,030,824)	—	3,064,005
Inventories	13,691,190	128,205	1,297,933	260,893	154	—	(13,691,190)	—	1,687,185
Sectorial financial assets	—	555,741	—	—	—	—	—	—	555,741
Other financial assets	272,676	2	578	—	189,714	—	(272,676)	—	190,294
Other current assets	13,079,766	1,090,915	336,686	848,087	46,085	1,232,877	(13,079,766)	(789,405)	2,765,245
Other non-current assets	8,348,098	855,929	291,230	3,293,099	835	2,590,636	(8,348,098)	(256,272)	6,775,457
Investments in associates	—	—	—	70,031	—	15,833,935	—	(15,501,556)	402,410
Investments in joint venture	1,354,112	—	—	—	—	11,750,729	(1,354,112)	—	11,750,729
Biological assets	3,102,342	—	—	—	—	—	(3,102,342)	—	—
Investment properties	—	—	—	—	3,934,136	—	—	—	3,934,136
Contract assets	3,167,184	779,009	19,701	(1)	—	—	(3,167,184)	—	798,709
Right-of-use assets	10,470,740	76,629	164,785	7,811,601	3,269	31,235	(10,470,740)	—	8,087,519
Property, plant and equipment	24,506,370	435,833	828,186	16,464,008	377,457	62,399	(24,506,370)	—	18,167,883
Intangible assets and goodwill	9,282,376	12,172,199	2,744,626	7,066,721	461,023	1,818	(9,282,376)	—	22,446,387
Loans, borrowings and debentures	(29,974,166)	(8,043,069)	(3,132,100)	(16,794,815)	—	(16,336,572)	29,974,166	—	(44,306,556)
Derivative financial instruments - liabilities	(9,013,304)	(365,163)	(29,016)	(1,212,931)	—	(477,946)	9,013,304	—	(2,085,056)
Trade payables	(17,851,768)	(1,939,286)	(1,335,764)	(624,709)	(1,945)	(2,263)	17,851,768	—	(3,903,967)
Employee benefits payable	(1,346,784)	(110,726)	(80,009)	(210,604)	(4,772)	(45,081)	1,346,784	—	(451,192)
Sectorial financial liabilities	—	(1,532,089)	—	—	—	—	—	—	(1,532,089)
Other current liabilities	(6,259,892)	(917,393)	(455,823)	(1,563,896)	(326,110)	(587,991)	6,259,892	309,222	(3,541,991)
Leases	(10,468,774)	(70,701)	(160,219)	(3,256,240)	(3,372)	(37,025)	10,468,774	—	(3,527,557)
Other non-current liabilities	(8,475,358)	(2,651,283)	(391,446)	(6,383,303)	(239,038)	(2,606,111)	8,475,358	736,467	(11,534,714)
Total assets (net of liabilities) allocated by segment	27,345,578	8,049,116	2,397,057	14,972,556	5,053,109	15,676,879	(27,345,578)	(15,501,544)	30,647,173
Total assets	110,735,624	23,678,826	7,981,434	45,019,054	5,628,346	35,769,868	(110,735,624)	(16,547,233)	101,530,295

Shareholders' equity attributable to:
Equity attributable to owners of the Company	25,458,136	6,284,887	1,677,467	4,479,328	3,059,861	15,676,879	(25,458,136)	(15,501,544)	15,676,878
Non-controlling interests	1,887,442	1,764,229	719,590	10,493,228	1,993,248	—	(1,887,442)	—	14,970,295
Total shareholders' equity	27,345,578	8,049,116	2,397,057	14,972,556	5,053,109	15,676,879	(27,345,578)	(15,501,544)	30,647,173

25

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$

	December 31, 2021

	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments - assets	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sectorial financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,558	(8,562,180)	(240,675)	6,755,240
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint venture	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Contract assets	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,153)	26,967,092	—	(45,659,036)
Derivative financial instruments - liabilities	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sectorial financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,666	(10,298,513)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022
Total assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,649	(110,136,182)	(14,704,944)	97,842,021

Shareholders' equity attributable to:
Equity attributable to owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders' equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

26

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4.1  Net revenue by segment

	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Reported segment

Raízen
Fuels	—	—	31,161,485	57,192,248
Ethanol	7,456,061	14,086,978	2,446,772	6,182,702
Sugar	5,812,501	9,652,288	2,989,887	6,427,814
Gas	17,860,596	34,000,171	416,667	1,004,384
Diesel	28,405,138	51,657,372	1,932,382	2,957,728
Cogeneration	769,805	1,497,126	322,892	817,583
Other	5,937,833	8,825,655	775,182	1,374,486
Intercompany elimination (i)	—	—	(2,517,205)	(4,607,097)
	66,241,934	119,719,590	37,528,062	71,349,848

Natural gas distribution
Industrial	3,227,954	5,869,526	1,684,055	3,192,930
Residential	551,177	951,069	410,695	705,029
Cogeneration	237,207	474,317	137,061	277,830
Automotive	276,291	503,373	76,233	136,092
Commercial	193,312	354,382	94,489	184,379
Construction revenue	262,291	468,060	263,216	442,498
Other	89,404	166,446	33,389	57,791
	4,837,636	8,787,173	2,699,138	4,996,549
Electricity trading	58,734	115,026	181,439	400,649
Gas and Energy	4,896,370	8,902,199	2,880,577	5,397,198

Moove
Finished goods	1,916,024	3,444,279	1,282,968	2,540,514
Base oil	156,957	250,606	158,593	287,545
Services	67,058	102,848	33,767	64,826
	2,140,039	3,797,733	1,475,328	2,892,885

Logistics
North operations	1,947,594	3,689,438	1,620,826	2,210,054
South operations	411,946	781,585	512,441	682,321
Container operations	105,090	199,969	82,625	108,869
	2,464,630	4,670,992	2,215,892	3,001,244

Cosan Investments
Lease and sale of properties	80,429	129,285	—	—
Digital platforms	856	1,511	—	—
Logistical services	1,367	2,549	—	—
	82,652	133,345	—	—

Reconciliation
Cosan Corporate	—	—	902	1,253
Deconsolidated effects and eliminations	(66,254,538)	(119,747,886)	(37,542,652)	(71,368,521)
Total	9,571,087	17,475,973	6,558,109	11,273,907

(i)           On June 1, 2021, Raízen S.A. started to consolidate Raízen Energia and, as a result, the balances between the entities started to be presented net.

27

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5 Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	655,363	683,036	1,607,085	1,680,328
Marketable securities	5.2	993,744	893,087	4,038,802	4,388,007
Other financial assets	5.4	—	-	190,294	320,193
Derivate financial instruments	5.10	1,746,845	2,562,856	3,064,005	4,732,926
		3,395,952	4,138,979	8,900,186	11,121,454
Amortized cost
Cash and cash equivalents	5.1	575,435	1,035,041	11,072,345	14,493,802
Trade receivables	5.3	—	—	4,182,263	2,745,853
Restricted cash	5.2	32,865	31,181	92,539	58,990
Receivables from related parties	5.5	550,449	529,364	481,817	416,491
Sector financial assets	5.9	—	—	555,741	558,310
Dividends receivable		241,075	540,091	14,796	519,965
		1,399,824	2,135,677	16,399,501	18,793,411
Total		4,795,776	6,274,656	25,299,687	29,914,865
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(9,410,181)	(8,164,256)	(21,535,151)	(25,444,437)
Trade payables	5.7	(1,941)	(4,506)	(3,903,967)	(3,253,504)
Consideration payable		—	—	(234,960)	(234,960)
Other financial liabilities (i)		—	—	(821,442)	(726,423)
Lease liabilities	5.8	(37,026)	(40,047)	(3,527,557)	(3,267,678)
Railroad concession payable	12	—	—	(3,268,558)	(3,054,248)
Payables to related parties	5.5	(7,191,349)	(7,700,429)	(396,963)	(287,609)
Dividends payable		(671)	(754,282)	(260,895)	(799,634)
Sector financial liabilities	5.9	—	—	(1,532,089)	(1,372,283)
Tax installments - REFIS	13	(197,633)	(194,228)	(204,325)	(200,664)
		(16,838,801)	(16,857,748)	(35,685,907)	(38,641,440)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(22,771,405)	(20,214,600)
Derivative financial instruments	5.10	(477,946)	(141,480)	(2,085,056)	(1,076,161)
		(477,946)	(141,480)	(24,856,461)	(21,290,761)
Total		(17,316,747)	(16,999,228)	(60,542,368)	(59,932,201)

(i)	The balance substantially presented comes from the subsidiary Rumo and refers to amounts that were advanced by its suppliers with financial institutions. As of June 30, 2022, the balance anticipated by our suppliers with financial institutions was R$709,999 (R$576,786 as of December 31, 2021). These operations had Banco Itaú and Banco Bradesco as counterparties, at an average rate of 14.40% p.a. (10.60% p.a. on December 31, 2021). The average term of these operations, which are recorded at present value at the previously mentioned rate, is around 90 days.

28

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Cash and bank accounts	256	258	233,012	98,116
Savings account	281,375	525,249	1,081,484	2,594,723
Financial investments	949,167	1,192,570	11,364,934	13,481,291
	1,230,798	1,718,077	12,679,430	16,174,130

Financial investments include the following:

	Parent company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Investment fund
Repurchase agreements	655,363	683,036	1,509,953	1,680,328
Bank deposits certificates	—	—	100,941	—
Other	—	—	291	—
	655,363	683,036	1,611,185	1,680,328
Bank investments
Repurchase agreements	—	—	36,489	974,494
Bank deposits certificates	136,202	509,376	9,283,522	8,744,999
Other	157,602	158	433,738	2,081,470
	293,804	509,534	9,753,749	11,800,963
	949,167	1,192,570	11,364,934	13,481,291

The Company's onshore financial investments are remunerated at rates around 100% of the Brazilian interbank offer rate (Certificado de Depósito Interbancário, or “CDI”), on June 30, 2022 (100% of the CDI on December 31, 2021). The sensitivity analysis of interest rate risks is in note 5.12.

29

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.2 Marketable securities and restricted cash

	Parent company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Marketable securities
Government security (i)	993,744	893,087	3,969,357	4,371,645
Bank deposits certificates	—	—	1,104	1,051
ESG Funds (ii)	—	—	68,341	15,311
	993,744	893,087	4,038,802	4,388,007

Current	993,744	893,087	3,970,461	4,372,696
Non-current	—	—	68,341	15,311
Total	993,744	893,087	4,038,802	4,388,007

Restricted cash
Securities pledged as collateral	32,865	31,181	92,539	58,990
	32,865	31,181	92,539	58,990

(i)	Sovereign debt securities declared interest linked to the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia or “SELIC”), with a yield of approximately 100% of the CDI;
(ii)	Subsidiary Cosan Global Limited invests in Fifth Wall Climate Tech Fund and Fifth Wall Ventures SPX, both from the United States, as an investor and partner in a business that also gives it preferential access to investments in startups with development in carbon solutions and other sustainable purposes.

5.3 Trade receivables

	Consolidated
	June 30, 2022	December 31, 2021
Domestic - Brazilian reais	2,966,913	1,810,867
Unbilled receivables (i)	1,282,626	975,588
Export – foreign currency	69,497	74,450
	4,319,036	2,860,905

Expected credit losses	(136,773)	(115,052)
	4,182,263	2,745,853

Current	4,036,730	2,580,776
Non-current	145,533	165,077
	4,182,263	2,745,853

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing have not yet been carried out, although already recorded in the balance sheet for accrual purposes.

30

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

At the subsidiary Comgás, on March 10, 2022, Ordinance No. 1,274 was approved, readjusting on average by 15.60% the tariffs of all segments, except residential and commercial. And on June 10, 2022, Ordinance No. 1,294 was approved, readjusting on average by 18.02% the tariffs of all segments, except residential and commercial.

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Consolidated
	June 30, 2022	December 31, 2021
Tellus and Janus shares (i)	189,714	319,727
Other financial assets	580	466
	190,294	320,193

Current	578	466
Non-current	189,716	319,727
	190,294	320,193

(i)	On March 2, 2022, the Radar administration promoted a corporate reorganization of its investments in order to optimize the operational and risk management of its assets. The transaction resulted in the split of the preferred shares of Tellus Brasil Participações S.A. and Janus Participações Agrícolas S.A. for the same corporate structure as the shareholders. The corporate reorganization took place in such a way that there was no change in the economic interest of shareholders in these investments.

31

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.5 Related parties

a)      Accounts receivable and payable with related parties

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Current asset
Commercial operations
Raízen Energia S.A.	3,943	6,434	20,394	38,710
Rumo S.A.	3,198	3,930	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Cosan Lubrificantes e Especialidades S.A.	13,704	12,007	—	—
Aguassanta Participações S.A.	1,988	2,956	1,988	2,956
Compass Gás e Energia S.A.	1,205	2,164	—	—
Payly Soluções de Pagamentos S.A.	3,667	1,078	—	—
Raízen S.A.	—	3,947	70,446	15,489
Other	283	2,492	—	361
	27,988	35,008	107,114	71,802
Financial operations
Raízen Energia S.A.	16,153	8,933	16,153	8,933
Raízen S.A.	804	45	804	45
Rio Minas Mineração S.A. (i)	1,950	—	46,400	17,500
Cosan Lubrificantes e Especialidades S.A.	94,017	91,938	—	—
	112,924	100,916	63,357	26,478
Total current assets	140,912	135,924	170,471	98,280

Non-current assets
Commercial operations
Raízen S.A.	—	—	47,732	47,732
Termag - Terminal Marítimo de Guarujá S.A.	—	—	57,143	64,286
	—	—	104,875	112,018

Corporate and financial operations
Raízen Energia S.A.	205,958	205,957	205,958	205,958
Cosan Lubrificantes e Especialidades S.A.	203,579	187,483	—	—
Other	—	—	513	235
	409,537	393,440	206,471	206,193
Total non-current assets	409,537	393,440	311,346	318,211
Total assets	550,449	529,364	481,817	416,491

(i)	Contribution for future capital increase.

32

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Current liabilities
Commercial operations
Raízen Energia S.A.	4,268	21,173	23,788	50,289
Raízen S.A.	—	—	281,584	171,084
Rumo S.A.	—	295	—	—
Aguassanta Participações S.A.	171	—	171	—
Cosan Lubrificantes e Especialidades S.A.	603	—	—	—
Payly Soluções de Pagamentos S.A.	509	509	—	—
Other	1,309	1,475	5,015	6,365
	6,860	23,452	310,558	227,738

Corporate / financial operations
Raízen S.A.	12,068	11,959	13,212	11,959
Cosan Lubrificantes e Especialidades S.A.	—	13,146	—	—
Cosan Overseas Limited	33,846	36,059	—	—
Cosan Luxembourg S.A.	985,435	131,797	—	—
Aldwych Temple Venture Capital Limited	37,000	39,975	—	—
Raízen Energia S.A.	73,193	46,219	73,193	47,912
	1,141,542	279,155	86,405	59,871
Total current liabilities	1,148,402	302,607	396,963	287,609

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A.	680,758	709,275	—	—
Cosan Luxembourg S.A.	2,715,903	3,870,077	—	—
Aldwych Temple Venture Capital Limited	8,953	8,688	—	—
Cosan Overseas Limited	2,637,333	2,809,782	—	—
Total non-current liabilities	6,042,947	7,397,822	—	—
Total liabilities	7,191,349	7,700,429	396,963	287,609

33

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Related party transactions

	Parent Company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Shared (expenses) income
Rumo S.A	887	1,951	729	1,571
Cosan Lubrificantes e Especialidades S.A.	802	1,732	680	1,406
Payly Soluções de Pagamentos S.A.	70	143	32	68
Compass Gas e Energia S.A.	1,384	2,875	798	1,581
Companhia de Gás de São Paulo - COMGÁS	—	(1,425)	361	689
Sinlog Tecnologia em Logística S.A.	27	61	32	68
Raízen Energia S.A.	(740)	319	(1,155)	(2,413)
	2,430	5,656	1,477	2,970

Financial result
Cosan Limited	—	—	—	82
Cosan Luxembourg S.A.	(392,437)	154,718	458,199	80,042
Cosan Overseas Limited	(307,282)	67,469	298,360	(12,875)
Raízen S.A.	—	(106)	965	2,273
Aldwych Temple Venture Capital Limited	(4,514)	2,710	5,889	4,398
Other	10	10	—	—
	(704,223)	224,801	763,413	73,920
Total	(701,793)	230,457	764,890	76,890

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Operating sales
Rumo S.A	—	—	—	10,636
Raízen Energia S.A.	137,555	266,180	109,018	123,048
Raízen S.A.	83,102	140,283	52,314	61,259
Raízen International Universal Corporation	5,609	5,609	3,357	3,357
Raizen Trading LLP	—	—	6,321	6,321
Shell Energy do Brasil Ltda.	—	—	11,818	19,752
Other	680	680	—	—
	226,946	412,752	182,828	224,373
Purchase of goods / inputs / services
Raízen Energia S.A.	(4,289)	(10,846)	(13,486)	(26,852)
Raízen S.A. (i)	(620,179)	(1,153,670)	(414,777)	(415,600)
Other	(785)	(785)	—	—
	(625,253)	(1,165,301)	(428,263)	(442,452)
Shared (expenses) income
Rumo S.A	—	—	—	842
Raízen Energia S.A.	(17,258)	(35,411)	(18,752)	(30,997)
Other	—	—	32	68
	(17,258)	(35,411)	(18,720)	(30,087)

Financial result
Cosan Limited	—	—	—	357
Raízen S.A.	—	(106)	960	1,946
Other	5	(34)	—	—
	5	(140)	960	2,303
Total	(415,560)	(788,100)	(263,195)	(245,863)

(i)	The amount is related to the sale of fuel to the logistics segment.

34

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation for the Company's key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based compensation. We present below the results of the Parent Company as of June 30, 2022, as follows:

	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Short-term benefits to officers and directors	9,994	17,921	11,006	20,989
Share-based payment transactions	13,465	26,710	—	445
Post-employment benefits	115	229	86	173
	23,574	44,860	11,092	21,607

5.6 Loans, borrowings and debentures

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	June 30, 2022	December 31, 2021	Maturity	Objective
Unsecured
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,966,837	4,226,142	Sep-29	Acquisition
Debentures	CDI + 2.65	16.15%	1,804,828	1,858,837	Aug-25	Investment
	CDI + 1.65%	15.02%	781,327	774,215	Aug-28	Working capital
	CDI + 1.50%	14.85%	406,697	—	May-28	Working capital
	CDI + 1.90%	15.30%	1,119,041	—	May-32	Working capital
	CDI + 2.00%	15.41%	938,620	930,301	Aug-31	Working capital
	IPCA + 5.75%	18.32%	392,831	374,761	Aug-31	Working capital
Total			9,410,181	8,164,256

Current			252,082	269,793
Non-current			9,158,099	7,894,463

35

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Interest		Consolidated
Description	Index	Annual interest rate	June 30, 2022	December 31, 2021	Maturity	Objective
Secured
BNDES	URTJLP	9.11%	2,399,429	2,598,623	Jul-31	Investment
	Fixed	5.76%	370,276	461,756	Jan-25	Investment
	IPCA	8.34%	663,875	646,624	Jan-48	Investment
	Fixed	3.50%	553	727	Jan-24	Investment
	99.98% of CDI	15.53%	1,745,421	945,663	Apr-29	Investment
	IPCA + 4.10%	16.48%	143,463	154,843	Apr-29	Investment
Export credit agreement	CDI + 1.03%	13.90%	91,870	86,707	Feb-23	Investment
	CDI + 2.25%	15.24%	62,665	60,700	May-26	Investment
	CDI + 2.07%	15.06%	50,454	—	Mar-25	Working capital
	CDI + 0.80%	14.06%	342,514	515,928	Dec-23	Investment
Resolution 4131	USD	2.15%	140,082	148,932	Nov-22	Working capital
Debentures	CDI + 1.79%	15.18%	754,203	753,770	Jun-27	Investment
	CDI + 1.30%	14.62%	755,820	746,725	Oct-27	Investment
	IPCA + 4.77%	12.43%	645,991	694,898	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	0.58%	74,219	95,460	Sep-26	Investment
	IPCA + 4.10%	18.47%	72,500	—	Jan-30	Investment
			8,313,335	7,911,356
Unsecured
	GBP - Fixed	1.40%	31,908	37,674	Nov-22	Working capital
	GBP+Libor-06 + 1.50% Base 360	3.72%	223,271	263,501	Dec-22	Acquisition
	EUR - Fixed	4.42%	219	857	Sep-22	Investment
	GBP - Prefixed	1.90%	127,585	150,649	Dec-23	Investment
	5.50% base 360	5.50%	50,464	—	May-23	Investment
	USD + 3.67%	3.67%	393,468	438,823	May-23	Investment
	USD + 2.13%	2.13%	1,010,100	—	Feb-25	Investment
	USD + 1.36%	1.36%	375,045	414,378	Feb-24	Investment
Perpetual Notes	USD	8.25%	2,652,010	2,825,420	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	644,002	685,550	Mar-23	Acquisition
Senior Notes Due 2025	USD	0.00%	—	2,981,335	Jan-22	Acquisition
Senior Notes Due 2027	USD	7.00%	3,630,378	4,305,928	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,228,752	2,700,621	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,966,837	4,226,142	Sep-29	Acquisition
Senior Notes Due 2032	USD	4.20%	2,211,195	2,800,716	Jan-32	Acquisition
	100% Libor-03 - 1% base 360	1.59%	105,079	111,955	Oct-23	Working capital
	1.27% Base 360	1.27%	147,020	166,355	Jul-23	Working capital
Debentures	IPCA + 4.68%	12.33%	539,108	543,752	Feb-26	Investment
	IPCA + 4.50%	12.14%	1,534,779	1,483,873	Feb-29	Investment
	IPCA + 3.60%	8.78%	369,927	361,862	Dec-30	Working capital
	CDI + 2.65	16.15%	1,804,829	1,858,837	Aug-25	Investment
	IPCA + 6.80%	14.61%	902,313	891,972	Apr-30	Investment
	IPCA + 3.90%	11.50%	1,076,352	1,018,844	Oct-29	Investment
	IPCA + 5.73%	13.46%	535,600	505,584	Oct-33	Investment
	IPCA + 4.00%	11.60%	955,670	952,671	Dec-35	Investment
	IPCA + 4.54%	12.18%	89,168	126,668	Jun-36	Investment
	IPCA + 7.48%	20.26%	180,490	165,478	Dec-22	Investment
	IPCA + 7.36%	20.13%	118,079	108,451	Dec-25	Investment
	IPCA + 5.87%	18.46%	932,549	873,474	Dec-23	Investment
	IPCA + 4.33%	16.73%	534,357	501,278	Oct-24	Investment
	IGPM + 6.10%	17.45%	381,380	352,235	May-28	Investment
	CDI +0.50%	0.00%	—	2,033,161	Oct-22	Investment
	CDI + 1.95%	15.36%	764,882	717,651	Aug-24	Investment
	CDI + 1.45%	14.79%	399,391	—	Dec-26	Investment
	109.20% of CDI	17.62%	507,652	484,974	Aug-31	Investment
	IPCA + 5.22%	17.73%	484,292	477,578	Aug-36	Investment
	CDI + 1.65%	15.02%	781,327	774,215	Aug-28	Working capital
	CDI + 2.00%	15.41%	938,620	930,301	Aug-31	Working capital
	CDI + 1.50%	14.85%	406,697	—	May-28	Working capital
	CDI + 1.90%	15.30%	1,119,041	—	May-32	Working capital
	IPCA + 5.75%	18.32%	392,831	374,761	Aug-31	Working capital
Working capital	100% CDI - 2.75%	14.96%	100,160	100,157	Jun-22	Working capital
Working capital	100% CDI - 3.50%	3.50%	5,117	—	May-25	Working capital
Working capital	100% CDI - 2.6962%	2.70%	3,095	—	Aug-24	Working capital
Working capital	100% CDI - 3.505%	3.51%	480	—	Dec-22	Working capital
Working capital	100% CDI - 3.041%	3.04%	3,611	—	Aug-24	Working capital
Working capital	SOFR + 1.50%	1.50%	2,334,091	—	May-27	Working capital
			35,993,221	37,747,681
Total			44,306,556	45,659,037

Current			3,538,481	4,241,368
Non-current			40,768,075	41,417,669

.

For debts that have derivatives linked, the effective rates are presented in note 5.10

36

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

To calculate the average rates, on an annual basis, the average annual CDI rate of 13.15% p.a. was considered. (9.15% p.a. on December 31, 2021) and TJLP of 6.82% p.a. (5.32% p.a. on December 31, 2021).

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
13 to 24 months	568,980	569,676	3,719,348	4,339,743
25 to 36 months	568,980	569,676	4,372,858	2,968,458
37 to 48 months	573,744	571,582	2,472,284	4,029,690
49 to 60 months	—	—	5,699,259	984,015
61 to 72 months	769,740	365,786	5,361,424	6,902,914
73 to 84 months	370,395	370,455	2,555,594	4,701,952
85 to 96 months	4,722,162	4,604,494	6,578,567	6,595,854
Over 97 months	1,584,098	842,794	10,008,741	10,895,043
	9,158,099	7,894,463	40,768,075	41,417,669

The book values of loans, financing and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Brazilian reais	5,443,344	3,938,114	23,960,830	23,304,742
U.S. dollar	3,966,837	4,226,142	19,888,524	21,806,154
British pound	—	—	382,764	451,824
Euro	—	—	74,438	96,317
	9,410,181	8,164,256	44,306,556	45,659,037

All debts with maturity dates denominated in US dollars are hedged against foreign exchange risk through derivatives (note 5.11), except for perpetual bonds.

Below are changes in loans, financing and debentures in the period ended June 30, 2022:

37

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company	Consolidated
At January 1, 2022	8,164,256	45,659,037
Business combination (Note 8.2)	—	12,825
Raised	1,494,095	6,134,413
Repayment of principal	—	(5,299,499)
Payment of interest	(402,752)	(1,545,405)
Interest, exchange rate and fair value	154,582	(654,815)
At June 30, 2022	9,410,181	44,306,556

a)	Guarantees

The Company has financing agreements with the European Investment Bank (“EIB”), intended for investments, guaranteed by a bank guarantee, in accordance with each agreement. Some financing contracts with the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), intended for investments, are also guaranteed, according to each contract, by a bank guarantee with an average cost of 0.78% p.a. or by real guarantees (assets) and escrow account. As of June 30, 2022, the balance of bank guarantees contracted was R$3,107,737 (R$3,328,076 as of December 31, 2021).

b)	Available credit line

As of June 30, 2022, the Company had unused credit lines with banks rated AA, in the amount of R$349,900 (R$250,000 as of December 31, 2021) and R$824,288 (R$898,023 as of December 31, 2021), to Rumo S.A. and approximately R$1,500,000 (approximately R$2,500,000 as of December 31, 2021) for Comgás and R$108,797 for Sulgás. The use of these lines of credit is subject to certain contractual conditions.

c)	Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

38

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6x	0.11
Debenture 4th to 9th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.70
BNDES	Comgás S.A.
Resolution 4131	Comgás S.A.
Debenture 1st issue - Cosan Logística	Cosan S.A.		2.08
Senior Notes Due 2027	Cosan S.A.	Net debt proforma (iv) / EBITDA proforma (ii) | (iv) not higher than or equal to 3.5x	2.44
Senior Notes Due 2029	Cosan S.A.
Senior Notes Due 2028	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.0x	2.72
Senior Notes Due 2032 (vi)	Rumo S.A.
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	5.39
BNDES	Sulgás	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.52
BNDES	Sulgás	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.8x	0.78

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.
(v)	The financial result of the net debt is represented by the cost of the net debt.
(vi)	The Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 of greenhouse gas emissions per ton of useful kilometer (TKU), starting from the base date of December 2020. Rumo is subject to a step-up of 25 basis points if it does not reach these targets, which would increase the interest rate to 4.45% p.a.

There are no financial clauses for the Company's other loans, financing and debentures.

As of June 30, 2022, the Company and its subsidiaries were in compliance with all financial and non-financial covenants.

Loan terms include provisions for cross-default.

39

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

d)     Fair value and exposure to financial risk

The fair value of loans is based on discounted cash flow using their implied discount rate. They are classified as level 2 fair value in the hierarchy (Note 5.11) due to the use of unobservable data, including own credit risk.

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

The carrying amounts of trade payables and other payables are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Materials and service suppliers	1,941	4,506	2,303,411	1,891,023
Natural gas/ transport and logistics suppliers	—	—	1,600,556	1,362,481
	1,941	4,506	3,903,967	3,253,504

40

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.8 Leases

The movement in leases for the period ended June 30, 2022 was as follows:

	Parent company	Consolidated
At January 1, 2022	40,047	3,267,678
Business combination	—	96,928
Additions	—	137,329
Disposals	—	(442)
Interest	1,409	184,173
Repayments of principal	(2,439)	(176,126)
Payments of interest	(1,991)	(105,417)
Monetary adjustment	—	123,434
At June 30, 2022	37,026	3,527,557

Current	8,469	467,310
Non-current	28,557	3,060,247
	37,026	3,527,557

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease agreements that were not included in the measurement of lease liabilities:

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Variable lease payments not included in the measurement of lease liabilities	13,636	25,390	8,487	15,427
Expenses relating to short-term leases	4,570	8,540	8,021	17,567
Expenses relating to leases of low-value assets, excluding short-term leases	433	780	237	471
	18,639	34,710	16,745	33,465

Additional Information

In compliance with CVM Instruction Circular Letter 2/2019, if, in transactions in which the incremental rate is used, the measurement was made at the present value of the expected installments plus projected future inflation, the balances of lease liabilities, right of use, financial expense and depreciation expense for the period ended June 30, 2022, would be those presented in the “Official” column:

41

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	June 30, 2022			December 31, 2021
Accounts	Registered	Official note	% Variation	Registered	Official note	% Variation
Lease liabilities	(2,113,671)	(2,288,157)	8%	(2,121,577)	(2,287,777)	8%
Residual right of use	6,606,711	6,619,941	0%	6,743,631	6,755,661	0%

	June 30, 2022			June 30, 2021
Accounts	Registered	Official note	% Variation	Registered	Official note	% Variation
Financial expense	(79,296)	(85,651)	8%	(246,920)	(258,322)	5%
Depreciation expense	(79,588)	(82,976)	4%	(273,532)	(278,147)	2%

Rates ranging from 10.9% to 14.8% were used, according to the term of each contract.

The balances recorded by the subsidiary Rumo include the Malha Central contract and the amendment for the renewal of the Malha Paulista contract, which have an implicit rate identified, so that their valuation does not generate the distortions in the liabilities and right of use object of the Circular Letter of the CVM. As of June 30, 2022, the lease liability for these contracts was R$1,882,446 (R$1,185,207 as of December 31, 2021). The potential PIS/COFINS credit included in liabilities as of June 30, 2022 is R$5,412 (R$6,154 as of December 31, 2021).

42

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.9 Sector financial asset and liability

The movement in net sectorial financial assets (liabilities) for the period ended June 30, 2022 was as follows:

	Assets	Liabilities	Total
At December 31, 2021	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(94,623)	—	(94,623)
Tax credits (ii)	—	9,235	9,235
Monetary variation (iii)	39,609	(51,160)	(11,551)
IGP-M (iv)	52,445	—	52,445
Business combination (note 8.2) (ii)	—	(117,881)	(117,881)
At June 30, 2022	555,741	(1,532,089)	(976,348)

Current	429,360	(76,631)	352,729
Non-current	126,381	(1,455,458)	(1,329,077)
	555,741	(1,532,089)	(976,348)

(i)	Refers to the cost of gas purchased compared to that contained in the tariffs, fully classified in current assets, since the ARSESP decision provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary Comgás.
(ii)	Refers to the net amount of tax credits on tax benefits in the period, pursuant to resolution No. 1,274 of March 3, 2022.
(iii)	Monetary adjustment on the current gas account and extemporaneous credit, based on the SELIC rate.
(iv)	Appropriation of the IGP-M deferral for the residential and commercial segments, as per resolution No. 1162 of May 26, 2021.

43

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.10 Derivative financial instruments

	Parent Company
	Notional		Fair value
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements	526,142	2,994,267	7,972	(220)

Interest rate and exchange rate risk
Swap agreements (shares)	1,643,632	1,074,113	63,506	270,462
Swap agreements (interest rate)	674,300	324,300	(58,517)	(75,618)
Swap agreements (exchange and interest rate)	8,414,689	5,495,733	1,255,938	2,226,752
	10,732,621	6,894,146	1,260,927	2,421,596

Total financial instruments			1,268,899	2,421,376

Current assets			174,824	54,963
Non-current assets			1,572,021	2,507,893
Current liabilities			(21,984)	(31,202)
Non-current liabilities			(455,962)	(110,278)
Total			1,268,899	2,421,376

	Consolidated
	Notional		Fair value
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements (i)	955,265	3,313,428	(1,383)	21,305

Electricity derivatives
Forward agreements (ii)	1,066,178	1,407,476	(128,060)	(248,123)
Forward agreements option	392,850	—	15,494	—
	1,459,028	1,407,476	(112,566)	(248,123)
Interest rate and exchange rate risk
Swap agreements (shares) (iii)	1,643,632	1,074,113	63,506	270,462
Swap agreements (interest rate and inflation) (iv)	5,139,545	6,590,408	86,965	77,913
Swap agreements (interest rate)	5,208,433	3,019,917	39,664	154,654
Swap agreements (exchange and interest rate) (iv)	16,205,863	13,223,981	902,763	3,380,554
	28,197,473	23,908,419	1,092,898	3,883,583

Total financial instruments			978,949	3,656,765

Current assets			449,681	194,878
Non-current assets			2,614,324	4,538,048
Current liabilities			(1,194,111)	(925,650)
Non-current liabilities			(890,945)	(150,511)
Total			978,949	3,656,765

44

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)           The Company and its subsidiaries TRSP and Moove have forward foreign exchange contracts to hedge exposures and expenses in foreign currency.

(ii)          The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting the demands and offers of consumption or supply of energy. In addition, there is a portfolio of contracts made up of forward positions, generally short-term. For this portfolio, there is no purchase commitment with a sales contract.

(iii)         The Company entered into derivatives trading, or Total Return Swap, with commercial banks. In accordance with the Total Return Swap, which will be financially settled, Cosan will receive a return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The equivalent contracted value of CSAN3 shares with total return swap was 61,983,012 shares and the total initial value is R$1,074,112. Part of these operations is guaranteed by RAIL3 shares of its subsidiary Rumo S.A. As of June 30, 2022, the mark-to-market result recorded in the Company's financial expense line was R$206,957.

(iv)         The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.

Debt derivative financial instruments are used only for economic hedging purposes and not as speculative investments.

a)      Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both hedging instruments and hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, ie notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

45

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Book value		Accumulated fair value adjustment
	Notional	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Exchange rate hedge
Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	—	—	—	259,866
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,228,752)	(2,700,621)	(310,601)	43,154
Senior notes 2032 (Rumo Luxembourg)	(2,758,400)	(2,211,195)	(2,938,939)	(549,103)	(679,564)
Total debt	(7,290,550)	(4,439,947)	(5,639,560)	(859,704)	(376,544)
Derivative financial instruments
Senior Swaps Notes 2025 (Rumo Luxembourg)	—	—	—	—	(120,326)
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	(325,753)	266,526	592,280	277,542
Senior Notes 2032 (Rumo Luxembourg)	2,758,400	11,175	675,572	664,397	675,572
Derivative total	5,550,000	(314,578)	942,098	1,256,677	832,788
Total	(1,740,550)	(4,754,525)	(4,697,462)	396,973	456,244

		Book value		Accumulated fair value adjustment
	Notional	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Interest rate hedge
Designated items
Senior Notes 2023 (Cosan Luxembourg)	(294,967)	(643,941)	—	—	(188,083)
Debenture 5th issue - single series (Comgás)	(684,501)	(932,549)	(873,474)	(59,075)	17,184
BNDES Project VIII	(1,000,000)	(899,429)	(921,949)	22,520	(921,949)
Debenture (Rumo)	(5,530,408)	(4,575,021)	(5,359,574)	(261,763)	149,491
Finem (Rumo)	(30,781)	(30,179)	—	(1,119)	—
CCB (Rumo)	(649,138)	(663,875)	—	19,092	—
Total debt	(8,189,795)	(7,744,994)	(7,154,997)	(280,345)	(943,357)
Derivative financial instruments
Swaps Notes 2023 (Cosan Luxembourg)	294,967	144,144	—	—	10,057
Debenture 5th issue - single series (Comgás)	684,501	(211,210)	(189,928)	(21,282)	(401,669)
BNDES Project VIII (Rumo)	1,000,000	81,928	51,220	30,708	51,220
Swaps Debenture (Rumo)	5,530,408	(98,745)	(75,806)	22,940	(196,959)
Finem (Rumo)	30,781	(169)	—	169	—
CCB (Rumo)	649,138	19,405	—	(19,405)	—
Derivative total	8,189,795	(64,647)	(214,514)	13,130	(537,351)
Total	—	(7,809,641)	(7,369,511)	(267,215)	(1,480,708)

46

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Fair value option

Certain derivative instruments were not linked to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Exchange rate
Objects
Senior Notes 2027	USD+7.0%	(3,404,700)	(3,630,379)	(4,305,928)	868,598	313,052
Export Credit Agreement	EUR + 0.58%	(100,198)	(74,219)	(95,460)	(699)	15,827
Resolution 4,131 (Rumo)	USD + 2.20%	(100,000)	(140,082)	(148,932)	86	9,185
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(393,468)	(438,823)	585	(18,230)
Resolution 4,131 (Comgás - 2021)	US$ + 1.36%	(407,250)	(375,045)	(414,378)	19,690	5,526
Resolution 4,131 (Comgás - 2022)	US$ + 2.51%	(1,097,400)	(1,010,100)	—	46,565	—
Total		(5,377,673)	(5,623,293)	(5,403,521)	934,825	325,360
Derivative instruments
Swap Notes 2027	BRL + 126.85% do CDI	3,404,700	1,409,050	2,047,237	(295,262)	45,181
Inflation and interest rate swaps	BRL + 107% do CDI	100,198	14,846	30,535	15,689	(10,658)
Inflation and interest rate swaps	BRL + 118% do CDI	100,000	38,194	47,527	9,333	(15,874)
EIB 3rd Tranche	BRL + 88.5% do CDI	—	—	—	—	844
EIB 4th Tranche	BRL + 81.1% do CDI	—	—	—	—	2,583
Resolution 4,131 (Comgás - 2018)	BRL + 107.9% do CDI	268,125	122,410	168,358	(53,160)	20,794
Resolution 4,131 (Comgás - 2020)	BRL + CDI + 2.75%	—	—	—	—	15,711
Resolution 4,131 (Comgás - 2021)	BRL + CDI + 1.25%	407,250	(50,050)	(514)	(64,788)	(6,628)
Resolution 4,131 (Comgás - 2022)	BRL + CDI + 1.20%	1,097,400	(141,897)	—	(141,897)	—
Derivative total		5,377,673	1,392,553	2,293,143	(530,085)	51,953
Total		—	(4,230,740)	(3,110,378)	404,740	377,313

47

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

			Book value		Accumulated fair value adjustment
		Notional	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Interest rate
Objects
Debenture 4rd issue - 2rd series (Comgás)	IPCA + 7.48%	(180,546)	(180,490)	—	(180,490)	—
Debenture 4rd issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(118,079)	—	(118,079)	—
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(534,357)	—	(534,357)	—
Debenture 9rd issue - 1rd series (Comgás)	IPCA + 5.12%	(500,000)	(507,652)	(484,974)	(22,678)	(484,974)
Debenture 9rd issue - 2rd series (Comgás)	IPCA + 5.22%	(500,000)	(484,292)	(477,578)	(6,714)	(477,578)
BNDES Projects VI and VII	IPCA + 4.10%	(160,126)	(143,463)	—	(143,463)	—
BNDES Project VIII	IPCA + 3.25%	(870,149)	(845,992)	—	(845,991)	—
Debenture (Rumo)	IPCA + 4.68%	(440,000)	(539,108)	(543,752)	(9,821)	(59,494)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(1,534,779)	(676,798)	(24,589)	(9,264)
Total		(3,889,632)	(4,888,212)	(2,183,102)	(1,886,182)	(1,031,310)
Derivative instruments
Debenture 4rd issue - 2rd series (Comgás)	94.64% CDI	180,546	612	—	612	—
Debenture 4rd issue - 3rd series (Comgás)	112.49% CDI	114,818	622	—	622	—
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	6,657	—	6,657	—
Debenture 9rd issue - 1rd series (Comgás)	109.20% CDI	500,000	15,451	5,776	9,675	5,776
Debenture 9rd issue - 2rd series (Comgás)	110.50% CDI	500,000	38,793	12,939	25,854	12,939
BNDES Projects VI and VII	87.50% CDI	160,126	656	—	656	—
BNDES Project VIII	82.94% CDI	870,149	12,127	—	12,127	—
FX and interest swap	107% CDI	440,000	79,277	71,375	(7,902)	11,772
FX and interest swap	105% CDI	600,000	87,197	82,344	(4,853)	(1,789)
Derivative total		3,889,632	241,392	172,434	43,448	28,698
Total		—	(4,646,820)	(2,010,668)	(1,842,734)	(1,002,612)

c)      Cash flow hedge

The subsidiary Rumo contracted certain derivative instruments to protect certain contracted costs for the year 2022, for some of which it chose not to link the instruments to the documented hedging structures, since both the instruments and the hedged costs will impact the result during the year:

			Book value		Accumulated fair value adjustment
		Notional	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Cash flow hedge
Derivative instruments
NDF (Non deliverable forwards)	USD	97,707	(2,326)	—	(2,326)	—
Total		97,707	(2,326)	—	(2,326)	—

48

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.11 Recognized fair value measurements

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	June 30, 2022	December 31, 2021
Senior Notes 2023	Cosan Luxembourg S.A.	99.81%	100.26%
Senior Notes 2025	Rumo Luxembourg S.à r.l.	-	103.04%
Senior Notes 2027	Cosan Luxembourg S.A.	100.41%	103.79%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	93.94%	103.42%
Senior Notes 2029	Cosan S.A.	92.68%	104.39%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	80.37%	94.34%
Perpetual Notes	Cosan Overseas Limited	99.92%	102.17%

The fair value estimates included are included in level 2, except for a contingent consideration payable in which fair values were determined based on the amounts and the discount rates used were included all parts or own credit.

The book values and fair value of assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		June 30, 2022	December 31, 2021	June 30, 2022			December 31, 2021
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	1,611,185	1,680,328	—	1,611,185	—	—	1,680,328	—
Marketable securities	5.2	4,038,802	4,388,007	—	4,038,802	—	—	4,388,007	—
Other financial assets	5.4	190,294	320,193	190,294	—	—	320,193	—	—
Investment properties (i)	10.5	3,934,136	3,886,696	—	—	3,934,136	—	—	3,886,696
Derivate financial instruments	5.10	3,064,005	4,732,926	—	3,064,005	—	—	4,732,926	—
Total		12,838,422	15,008,150	190,294	8,713,992	3,934,136	320,193	10,801,261	3,886,696
Liabilities
Loans, borrowings and debentures	5.6	(44,306,556)	(45,659,037)	(21,235,149)	(22,771,405)	—	(30,157,655)	(20,214,600)	—
Derivative financial instruments	5.10	(2,085,056)	(1,076,161)	—	(2,085,056)	—	—	(1,076,161)	—
Total		(46,391,612)	(46,735,198)	(21,235,149)	(24,856,461)	—	(30,157,655)	(21,290,761)	—

(i)	The fair value of agricultural properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotations for potential transactions with comparable assets (level 3). The methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas, or ABNT). Significant unobservable inputs range from 9.15% p.a. and 11.65% p.a. on June 30, 2022.

49

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.12 Financial risk management

This note explains the exposure to financial risks and how these risks may affect the future financial performance of the group. Current year profit and loss information has been included, where relevant, to add more context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties, dividends e investment properties.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company's Management identifies, assesses and hedges financial risks in close cooperation with the operating units. The Board of Directors provides written principles for managing global risk as well as policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and excess investment of liquidity.

50

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

When all relevant criteria are met, hedge accounting is applied to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in the recognition of interest expense at a fixed interest rate for hedged floating interest rate loans and inventories at a fixed exchange rate for hedged purchases.

The Company may opt for the formal designation of new debt operations for which it has swap-type derivative financial instruments for exchange variation and interest, as measured at fair value. The option for fair value (“Fair Value Option”) is intended to eliminate or inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. Such option is irrevocable and must only be made in the initial accounting record of the operation.

The Company's policy is to maintain a capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The use of financial instruments to hedge against these areas of volatility is determined through an analysis of the exposure to the risk that Management intends to cover.

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

           Foreign exchange risk

As of June 30, 2022 and December 31, 2021, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US dollars and euros:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	994,310	3,811,598
Trade receivables	93,466	93,326
Trade payables	(112,992)	(4,721)
Loans, borrowings and debentures	(16,387,557)	(19,640,300)
Leases	(102,735)	(108,365)
Contingent consideration	(234,960)	(234,960)
Derivative financial instruments (notional)	21,168,606	21,105,358
Foreign exchange exposure, net	5,418,138	5,021,936

51

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The sensitivity of income to changes in exchange rates arises mainly from financial instruments denominated in dollars and euros, and the impact on other components of equity comes from foreign exchange futures contracts designated as cash flow hedges.

A reasonably possible strengthening (weakening) of Brazilian real to US dollars and euros as of June 30, 2022 would have affected the measurement of foreign currency-denominated financial instruments and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact from forecast sales and purchases. The stressed scenarios (positive and negative effects, before tax effects) were defined based on the 25% and 50% variations in the US dollar and euro exchange rates used in the probable scenario. The Company's exposure to foreign currency changes to all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(12,731)	922,039	1,845,046	(923,974)	(1,846,981)
Trade receivables	Currency fluctuation	70,164	93,697	117,230	46,631	23,098
Trade payables	Currency fluctuation	(15,260)	(43,465)	(71,670)	12,946	41,151
Derivative financial instruments	Currency fluctuation	2,354,177	3,350,513	6,445,831	(2,820,989)	(5,881,119)
Loans, borrowings and debentures	Currency fluctuation	28,019	(2,883,681)	(5,801,493)	2,951,945	5,869,757
Leases	Currency fluctuation	353	(25,243)	(50,838)	25,949	51,544
Consideration payable	Currency fluctuation	205,895	257,369	308,842	154,421	102,948
Impacts on profit or loss		2,630,617	1,671,229	2,792,948	(553,071)	(1,639,602)

The probable scenario considers the estimated exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	June 30, 2022	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.2380	5.2200	6.5250	7.8300	3.9150	2.6100
Euro	5.4842	5.5854	6.9818	8.3781	4.1891	2.7927
GBP	6.3726	7.0627	8.8283	10.5940	5.2970	3.5313

52

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

           Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their borrowings and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	805,620	1,396,669	1,598,251	994,043	792,640
Marketable securities	349,889	545,433	632,905	370,488	283,016
Restricted cash	9,143	11,429	13,714	6,857	4,571
Lease and concession in installments	(173,611)	(217,014)	(260,417)	(130,208)	(86,806)
Leases	(395,494)	(396,423)	(397,345)	(394,566)	(393,637)
Derivative financial instruments	138,584	(1,913,354)	(2,450,597)	(329,768)	464,194
Loans, borrowings and debentures	(2,404,209)	(2,844,360)	(3,365,571)	(1,801,936)	(1,280,725)
Other financial liabilities	(107,736)	(132,187)	(156,637)	(83,286)	(58,835)
Impacts on profit or loss	(1,777,814)	(3,549,807)	(4,385,697)	(1,368,376)	(275,582)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (BACEN), as follows:

	Probable	25%	50%	-25%	-50%
SELIC	13.78%	17.22%	20.66%	10.33%	6.89%
CDI	13.78%	17.22%	20.66%	10.33%	6.89%
TJLP462 (TJLP + 1% p.a.)	7.40%	9.00%	10.60%	5.80%	4.20%
TJLP	6.40%	8.00%	9.60%	4.80%	3.20%
IPCA	5.63%	7.04%	8.45%	4.23%	2.82%
IGPM	5.27%	6.58%	7.90%	3.95%	2.63%
Libor	4.05%	5.06%	6.07%	3.04%	2.02%
Fed Funds	4.25%	5.31%	6.38%	3.19%	2.13%

53

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

           Price risk

  Financial position and unrealized gains (loss) on electricity trading operations, net

Electricity trading operations are traded in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts on the balance sheet date.

This fair value is estimated, to a large extent, in the price quotations used in the active over-the-counter market, to the extent that such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in the operations. purchase and sale prices and market prices projected by specialized entities, during the period of availability of this information, which may not be confirmed in the future.

Equity balances referring to our outstanding trading transactions are presented below:

			June 30, 2022			December 31, 2021
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	100,020	(228,077)	(128,057)	69,576	(317,699)	(248,123)

The main risk factor that impacts the pricing of our trading operations is exposure to energy market prices. The scenarios for sensitivity analysis for this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of June 30, 2022, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized loss on trading operations	(128,057)	(115,712)	(108,987)	(129,138)	(135,774)
	(128,057)	(115,712)	(108,987)	(129,138)	(135,774)

The projection of settlement of positions, at nominal value, follows the schedule below:

	2023	2024	2025	Above 2026
Positions to be settled	(16,644)	1,117	1,612	11,771

54

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to meet their financial or other commitments. The Company seeks to mitigate this risk by carrying out transactions with a diversified set of counterparties. However, the Company remains subject to unexpected financial failures from third parties that could affect its operations. The exposure to credit risk was as follows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	12,679,430	16,174,130
Trade receivables	4,182,263	2,745,853
Marketable securities	4,038,802	4,388,007
Restricted cash	92,539	58,990
Derivative financial instruments	3,064,005	4,732,926
Receivables from related parties	481,817	416,491
Dividends receivable and interest on equity receivables	14,796	519,965
Other financial assets	190,294	320,193
	24,743,946	29,356,555

The Company is exposed to risks related to its cash management activities and temporary investments.

Liquid assets are mainly invested in government bonds and other investments in banks with a minimum grade of “A”. The credit risk of balances with banks and financial institutions is managed by the treasury department in accordance with the Company's policy.

The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most investment properties of subsidiaries are leased to customers classified as Level 1, with no history of late payment or default and with a sound financial situation. To mitigate the credit risk related to lease receivables, the Company's policy limits its exposure to Level 2 customers to a minimum. For accounts receivable related to the sale of investment properties, the risk is mitigated by granting ownership of land to the customer only when a down payment for the transaction is received. In addition, title to ownership is transferred only upon receipt of outstanding payments in full.

Investments of surplus funds are made only with approved counterparties and within the credit limits assigned to each counterparty. Counterparty credit limits are reviewed annually and may be updated throughout the year. The limits are defined to minimize the concentration of risk and, therefore, to mitigate the financial loss through failure of the counterparty to make payments. The credit risk of cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments is determined by rating agencies that are widely accepted by the market and are arranged as follows:

	June 30, 2022	December 31, 2021
AAA	17,247,865	23,080,390
AA	2,207,139	2,239,266
A	197,149	—
BBB	—	34,397
Not rated	222,623	—
	19,874,776	25,354,053

55

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Liquidity risk

The Company's approach to managing liquidity is to ensure, whenever possible, sufficient liquidity to meet its liabilities when they fall due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company's financial liabilities classified by maturity date (based on contracted undiscounted cash flows) are as follows:

	June 30, 2022					December 31, 2021
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,585,712)	(3,778,764)	(11,775,960)	(33,685,649)	(52,826,085)	(57,375,287)
Trade payables	(3,903,967)	—	—	—	(3,903,967)	(3,253,504)
Other financial liabilities	(821,442)	—	—	—	(821,442)	(726,423)
Tax installments - REFIS	(53,211)	(3,137)	(608)	(147,369)	(204,325)	(200,664)
Leases	(433,877)	(432,670)	(1,168,592)	(14,213,266)	(16,248,405)	(15,631,812)
Lease and concession instalments	(196,294)	(247,435)	(242,095)	(775,429)	(1,461,253)	(1,185,076)
Payables to related parties	(396,963)	—	—	—	(396,963)	(287,609)
Dividends payable	(260,895)	—	—	—	(260,895)	(799,634)
Derivative financial instruments	(1,564,850)	(1,158,230)	1,163,172	3,850,148	2,290,240	6,313,208
	(11,217,211)	(5,620,236)	(12,024,083)	(44,971,565)	(73,833,095)	(73,146,801)

56

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

d)     Capital management

The Company's policy is to maintain a solid capital base to promote the trust of its parent company, its creditors and the market, and to ensure the future development of the business. Management monitors the return on capital, which is defined by the Company as the result of its operating activities divided by the total shareholders' equity, so that it is adequate for each of its businesses.

6 Other tax receivables

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
COFINS - Revenue tax (i)	12,823	28,696	1,364,454	1,333,868
ICMS - State VAT	—	10	932,149	873,203
ICMS CIAP - State VAT	—	—	113,643	106,250
PIS - Revenue tax (i)	—	1,968	351,638	299,610
Tax credits	44,004	42,932	44,004	42,932
Other	2,625	2,942	88,839	145,304
	59,452	76,548	2,894,727	2,801,167
Current	15,448	33,616	1,690,337	921,472
Non-current	44,004	42,932	1,204,390	1,879,695

(i)   On May 13, 2021, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 574,706 and, under the general repercussion system, established the thesis that the Tax on the Circulation of Goods and Services (" ICMS”) does not form the basis for calculating the Social Integration Program (“PIS”) and the Contribution to Social Security Financing (“COFINS”), since this amount does not constitute the Company's revenue/billing, that is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice from the PIS and COFINS calculation basis.

The subsidiary Comgás recognized credits related to the topic, as explained in note 6 of the financial statements as of December 31, 2021. The subsidiary Sulgás also recognized credits during the period that have not yet been monetarily restated.

On February 12, 2022, the subsidiary Comgás submitted to the Federal Revenue Service (Secretaria da Receita Federal, or “SRF”) the request for qualification of PIS and COFINS credits calculated since July 2008, which was granted on March 30, 2022 Thus, the expectation is that the amount recorded in the short term will be used in the next 12 months for the monthly payments of PIS and COFINS, as well as the quarterly payments of IRPJ and CSLL.

57

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

7 Inventories

	Consolidated
	June 30, 2022	December 31, 2021
Finished goods	1,309,146	814,320
Spare parts and accessories	190,905	180,286
Raw material	155,566	126,889
Warehouse and other	31,568	27,809
	1,687,185	1,149,304

The balances are presented net of the provision for obsolete inventories in the amount of R$54,507 as of June 30, 2022 (R$26,841 as of December 31, 2021).

58

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8 Investments in associates

8.1 Investments in subsidiaries and associates

The Company's subsidiaries and associates are listed below:

	June 30, 2022	December 31, 2021
Directly owned subsidiaries
Compass Gás e Energia	88.00%	88.00%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Corretora de Seguros Ltda (i)	100.00%	—
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda	97.50%	97.50%
Sinlog Tecnologia em Logística S.A.	57.48%	72.25%
Rumo S.A.	30.35%	30.35%
Violeta Fundo de Investimento Multimercado	100.00%	100.00%

(i)	Subsidiary created to manage the insurance contracted by the Company, whose operation began on May 23, 2022.

(ii)	Despite presenting an unsecured liability amount of R$102,878 on June 30, 2022, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintain its continuity operational. Subsidiaries have financial support from the Company.

59

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On June 30, 2022, there was no change in indirect interests when compared to December 31, 2021, except for the acquisitions below:

	June 30, 2022	December 31, 2021
Tirreno Indústria e Comércio de Produtos Químicos Ltd	100.00%	—
Millennium Moove Corp.	100.00%	—
Stryker Intermediate Holdings Inc (Petrochoice)	100.00%	—
TUP Porto São Luis S.A.	100.00%	49.00%

The following are the investments in subsidiaries and affiliates as of June 30, 2022, which are relevant to the Company:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	714,190,095	628,487,691	88.00%	88.00%
Cosan Corretora de Seguros Ltda	5,000	4,999	99.98%	99.98%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	78,527,201	58,895,877	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	108,567	62,403	57.48%	57.48%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.35%
Violeta Fundo de Investimento Multimercado	2,115,452,842	2,115,452,842	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%

60

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Capital increase	At June 30, 2022
Rumo S.A.	4,490,787	(9,905)	2,680	(4,232)	—	—	4,479,330
Cosan Global	137,527	(8,521)	—	—	—	—	129,006
Compass Gás e Energia	5,583,215	776,012	(336)	1,222	(92,436)	—	6,267,677
Cosan Corretora de Seguros Ltda	—	64	—	—	—	5	69
Atlântico Participações Ltda	433,615	(350)	—	—	—	416,674	849,939
Cosan Limited Partners Brasil Consultoria Ltda	555	(174)	—	—	—	—	381
Sinlog Tecnologia em Logística S.A.	17,052	(6,770)	9,339	—	—	6,082	25,703
Cosan Lubes Investment	1,600,170	201,465	—	(123,788)	—	—	1,677,847
Payly Soluções de Pagamentos S.A.	9,607	(2,139)	—	—	—	—	7,468
Tellus Brasil Participações S.A.	142,795	8,387	—	—	(7,191)	—	143,991
Pasadena Empreendimentos e Participações S.A.	879	(18)	—	—	—	500	1,361
Janus Brasil Participações S.A.	183,356	15,112	—	—	(11,631)	—	186,837
Violeta Fundo de Investimento Multimercado	2,119,143	69,608	—	7,673	(132,885)	—	2,063,539
Other	68,768	367	—	(3,521)	—	—	65,614
Total investments in associates	14,787,469	1,043,138	11,683	(122,646)	(244,143)	423,261	15,898,762
Cosan Luxembourg S.A.	(356,442)	253,564	—	—	—	—	(102,878)
Total provision for uncovered liability of associates	(356,442)	253,564	—	—	—	—	(102,878)
Total	14,431,027	1,296,702	11,683	(122,646)	(244,143)	423,261	15,795,884

61

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%) (i)
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%

(i)        The Company does not have significant influence, justifying the criteria to define the measurement of the retained portion of the investment through the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2022	Interest in earnings of subsidiaries	Other comprehensive income (loss)	Dividends	Business combination (note 8.2)	Other	At June 30, 2022
Tellus Brasil Participações S.A.	142,798	8,387	—	(7,191)	—	—	143,994
Janus Brasil Participações S.A.	183,357	15,112	—	(11,631)	—	—	186,838
Rhall Terminais Ltda	4,907	610	—	(900)	—	—	4,617
Termag - Terminal Marítimo de Guarujá S.A.	4,725	2,905	—	—	—	(706)	6,924
TGG - Terminal de Granéis do Guarujá S.A.	17,563	2,587	—	(1,375)	—	—	18,775
Terminal XXXIX S.A.	30,649	9,066	—	—	—	—	39,715
TUP Porto São Luis S.A.	394,380	49	—	—	(393,579)	(850)	—
Other	1,688	175	(316)	—	—	—	1,547
	780,067	38,891	(316)	(21,097)	(393,579)	(1,556)	402,410

62

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8.2 Acquisition of subsidiaries

During the period ended June 30, 2022, the Company, through its subsidiaries Compass, Atlântico and Moove, concluded the acquisition of investments in Sulgás, TUP, Tirreno and Petrochoice. The table below shows, individually and on a consolidated basis, the consideration paid and the fair value of the assets acquired and liabilities assumed on the acquisition date.

	Sulgás	TUP	Tirreno	Petrochoice	Total
Transferred consideration - 1st/single installment	955,244	393,579	86,200	2,350,429	3,785,452
Transferred consideration - 2nd installment	—	411,224	—	—	411,224
Total consideration transferred, net of cash	955,244	804,803	86,200	2,350,429	4,196,676

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash, cash equivalents and restricted cash	73,298	81,820	1,476	41,997	176,405
Accounts receivable	90,828	—	35,881	305,588	432,297
Stocks	7,274	—	19,118	426,960	453,352
Right of use	3,786	—	—	98,405	102,191
Contract assets	25,958	—	—	—	25,958
Tax credits	—	1,841	2,134	—	3,975
Immobilized	—	371,229	5,608	465,420	842,257
Intangible	2,777,415	417,398	80,163	1,351,446	4,626,422
Other credits	142,180	—	650	40,499	205,515
Suppliers	(107,833)	(202)	(21,767)	(236,427)	(366,229)
Loans and financing	—	—	(12,825)	—	(12,825)
Deferred taxes	(880,540)	(66,606)	(18,457)	—	(965,603)
Taxes payable	(14,647)	—	—	(10,657)	(25,304)
Provision for contingencies	(10,551)	—	—	—	(10,551)
Sectoral liabilities	(117,881)	—	—	—	(117,881)
Dividends payable	(104,048)	—	—	—	(104,048)
Lease liabilities	(3,940)	—	—	(92,988)	(96,928)
Other obligations	(8,272)	(813)	(5,781)	(39,814)	(54,680)
Participation of non-controlling shareholders	(917,783)	—	—	—	(917,783)
Liquid and acquired assets	955,244	804,667	86,200	2,350,429	4,196,540
Cash	(73,298)	(81,820)	(1,476)	(19,811)	(176,405)
Transferred consideration, net of cash acquired	881,946	722,847	84,724	2,330,618	4,020,135

Sulgás

On January 3, 2022, Compass Gás e Energia S.A., through its subsidiary Compass Um concluded the acquisition of 51% of the share capital of Sulgás owned by the State Government of Rio Grande do Sul for the amount of R$955,244. As of that date, Sulgás began to be consolidated in the Company's financial information.

63

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Sulgás is located in the city of Porto Alegre, and its main activity is the distribution of piped natural gas in the State of Rio Grande do Sul and operates this service exclusively through a concession model valid until August 2044. Its network of distribution totals approximately 1,400 km, serving more than 72,000 customers in 42 municipalities, with a distributed volume of 2.4 million m3/day.

In the preliminary evaluation carried out by the Company, the acquisition price was allocated as a concession right for gas distribution.

The preliminary fair value of intangible assets of R$2,777,415 includes the effect of allocating the concession right in the amount of R$2,609,599, calculated based on the concession agreement between Sulgás and the granting authority. The concession period is 50 years from the contracted date (April 19, 1994 to April 18, 2044).

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$833,753 and R$51,144, respectively generated by Sulgás.

TUP Porto São Luís

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of Porto São Luís. On November 3, 2021, the Company concluded the acquisition of the minority interest for the price of R$393,579.

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the share capital of Porto São Luís was concluded, for the amount of R$411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid for both transactions was R$804,803.

The acquisition generated preliminary goodwill in the amount of R$417,027 resulting from the acquisition of Porto.

Porto São Luís, a company that owns a terminal for private use located in São Luis/MA, aims to boost international trade by uniting the port, highways and railways. The purpose of this transaction is to create a future joint venture in the mining sector, in which Cosan will join with its port logistics and management expertise.

64

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The consolidated income statement since the acquisition date does not have income and net loss in the amount of R$ 293, generated by TUP São Luís.

Tirreno

On May 31, 2022, the subsidiary Moove acquired 100% of the shares of Tirreno, a privately held company based in Brazil, specialized in the production and sale of lubricating oils, additives, and fluids. The acquisition aims to increase synergies in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities and brands.

After evaluation at fair value, the company recorded capital gains in the amount of R$54,284, comprising Brand assets, Customer Portfolio, Relationship with distributors, Inventory and Fixed Assets.

On the closing date, goodwill of R$31,022 was calculated, which represents the expected future economic benefit from the synergies arising from the acquisition.

There were no transaction costs to be recognized in the income statement as general and administrative expenses. Contingent considerations were not defined in the purchase agreement.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$17,999 and R$1,423, respectively generated by Tirreno.

Petrochoice

On May 23, 2022, subsidiary Millennium Moove Corp acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries (Petrochoice), a Delaware - US limited liability company and owner of all issued and outstanding shares of the acquiree's share capital.

The entities are experts in comprehensive lubrication and contamination control solutions, serving a wide range of needs and industries. The acquisition is part of Moove's strategic expansion plan, whose objective is to foster synergy in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities with other regions already operating, replicating the management model, strategy and group sales.

65

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

PetroChoice's consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) issued by the Financial Accounting Standards Board (“FASB”). Differences between these policies and the accounting practices adopted in Brazil and IFRSs were adjusted for equity method and consolidation in these interim financial statements. In the preliminary assessment, the Company identified adjustments in the goodwill and lease accounts.

After evaluation at fair value, the Company recorded capital gains in the amount of US$ 80,893 (R$ 388,069), comprising inventory, property, plant and equipment, intangible assets and right of use.

On the closing date, goodwill of US$ 71,710 (R$ 344,013) was determined, which represents the expected future economic benefit from the synergies arising from the acquisition.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$295,521 and R$18,939, respectively generated by Petrochoice.

8.3 Non-controlling interests in subsidiaries

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

66

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Companhia de Gás do Estado do Rio Grande do Sul S.A. - Sulgás	21,562,644	10,565,696	49.00%
Sinlog Tecnologia em Logística S.A.	108,567	46,164	42.52%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	78,527,201	19,631,324	25.00%
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%
Comgás	132,520,587	1,139,210	0.86%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

67

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Business combination (note 8.2)	Other	At June 30, 2022
Comgás	28,466	6,935	—	—	(6,477)	—	388	29,312
Sulgás	—	8,171	—	—	(26,701)	917,783	—	899,253
Compass Gás e Energia	761,432	103,928	—	—	(12,270)	—	(215)	852,875
Rumo S.A.	10,527,777	(28,178)	(12,816)	629	(1,567)	—	7,383	10,493,228
Sinlog Tecnologia em Logística S.A.	6,549	(3,573)	16,039	—	—	—	—	19,015
Cosan Limited Partners Brasil	14	(4)	—	—	—	—	—	10
Cosan Lubes	683,143	86,265	—	(50,494)	—	—	—	718,914
Payly	2,602	(713)	—	—	—	—	—	1,889
Violeta Fundo de Investimento Multimercado	2,119,102	69,976	(107,359)	7,673	(132,885)	—	(708)	1,955,799
	14,129,085	242,807	(104,136)	(42,192)	(179,900)	917,783	6,848	14,970,295

68

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

9  Investment in joint venture

Changes to investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117
Cosan ownership interest	44.05%

At January 1, 2022	10,936,663
Interest in earnings of joint ventures	261,328
Other comprehensive (losses) income	679,260
Interest on capital (i)	(126,522)
At June 30, 2022	11,750,729

(i)	Amount proposed and allocated in the period. On March 25, 2022, dividends and interest on equity previously constituted were paid, in the amount of R$517,233. On April 01 and 27, 2022, interest on equity was paid in the period, in the amount of R$ 107,706.

On May 1, 2022, Raízen concluded the acquisition of all the shares representing the share capital of Neolubes Indústria de Lubrificantes Ltda. The transaction resulted in the recognition of a gain on bargain purchase, preliminarily determined, in the amount of R$194,055, which impacted the Company's interest in earnings in the amount of R$85,634.

The balance sheet and income statement of the jointly-owned subsidiary are disclosed in Note 4 – Segment information.

  As of June 30, 2022, the Company was in compliance with the covenants of the agreement governing the joint venture.

69

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment, intangible assets, goodwill and contract asset

10.1 Property, plant and equipment

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent easement	Construction in progress	Other	Total	Total
Cost
At January 1, 2022	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406
Business combination (Note 8.2)	322,720	229,595	—	—	149,080	140,862	842,257	—
Additions	1,687	9,030	772	1,159	1,487,744	516	1,500,908	869
Disposals	(1,444)	(4,368)	(30,167)	(52)	(1,376)	(50,716)	(88,123)	—
Transfers (ii)	91,111	176,575	124,378	1,068,600	(1,498,918)	11,034	(27,220)	(340)
Effect of exchange rate fluctuations	43,591	140,089	—	—	874	148,585	333,139	—
At June 30, 2022	2,458,830	2,525,535	7,833,872	9,824,708	3,382,057	692,023	26,717,025	81,935

Depreciation
At January 1, 2022	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
Additions	(41,640)	(146,834)	(284,972)	(328,979)	—	(18,060)	(820,485)	(4,017)
Disposals	—	3,283	25,477	8	—	50,054	78,822	—
Transfers (ii)	(11,205)	(10,309)	—	23,931	—	(599)	1,818	—
Effect of exchange rate fluctuations	(28,065)	(140,915)	—	—	—	(132,806)	(301,786)	—
At June 30, 2022	(699,528)	(1,177,317)	(3,101,545)	(3,420,681)	(13,379)	(136,692)	(8,549,142)	(32,416)

At January 1, 2022	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553	53,007
At June 30, 2022	1,759,302	1,348,218	4,732,327	6,404,027	3,368,678	555,331	18,167,883	49,519

(i)   As of June 30, 2022, wagons and locomotives in the amount of R$745,203 (R$745,203 as of December 31, 2021) were pledged to guarantee bank loans (Note 5.6).

(ii)   Transfers of property, plant and equipment as a result of capitalization and other reclassifications of said assets.

70

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Capitalization of borrowing costs

At Rumo, during the period ended June 30, 2022, capitalized borrowing costs were R$43,191 (R$15,556 as of June 30, 2021), using an average rate of 12.88% (9.23 % as of June 30, 2021) to capitalize borrowing costs.

While at TRSP, during the period ended June 30, 2022, the subsidiary capitalized R$13,422 (R$17,725 as of June 30, 2021) at a weighted average rate of 2.15% p.a. (8.13% p.a. on June 30, 2021).

10.2 Intangible assets and goodwill

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At January 1, 2022	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283	15,731
Additions	4,731	—	753	—	55,944	1,455	62,883	14
Business combination (Note 8.2)	792,063	2,777,415	—	146,413	910,160	371	4,626,422	—
Disposals	—	(17,795)	—	—	—	—	(17,795)	—
Transfers (i)	—	386,908	—	—	(6)	25,409	412,311	340
Effect of exchange rate fluctuations	(22,469)	—	4,258	4,434	39,771	271	26,265	—
At June 30, 2022	1,907,142	22,763,052	384,193	217,487	2,609,936	536,559	28,418,369	16,085

Amortization:
At January 1, 2022	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)	(13,927)
Additions	—	(385,119)	(5,919)	—	(64,984)	(16,564)	(472,586)	(384)
Disposals	—	12,815	—	—	1	10	12,826	—
Transfers	—	—	—	—	—	(4)	(4)	—
Effect of exchange rate fluctuations	—	—	(4,258)	—	18,437	388	14,567	—
At June 30, 2022	—	(4,282,563)	(177,464)	(9,201)	(1,075,154)	(427,600)	(5,971,982)	(14,311)
At January 1, 2022	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498	1,804
At June 30, 2022	1,907,142	18,480,489	206,729	208,286	1,534,782	108,959	22,446,387	1,774

(i)   The amount of transfers also includes a portion of R$13,071 of the intangible asset that was reclassified to a financial asset.

71

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	June 30, 2022	December 31, 2021
Compass (i)	During the concession and extension period	11,791,416	8,953,495
Rumo(ii)	1.59%	6,689,073	6,752,770
		18,480,489	15,706,265

Operating license for port terminal	3.70%	206,729	211,895
		206,729	211,895
Trademarks
Comma	Undefined	208,286	57,439
		208,286	57,439
Customers relationship
Comgás	20.00%	281,737	276,811
Moove	5% to 20%	1,251,022	297,286
Other	20.00%	2,023	1,362
		1,534,782	575,459
Other
Software license	20.00%	82,234	46,770
Other	20.00%	26,725	50,853
		108,959	97,623

Total		20,539,245	16,648,681

(i)         Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession;

(ii)         Refers to Rumo's railroad concession agreement. The amount will be amortized until the end of the concession in 2079.

72

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.3 Contract asset

	Compass	Moove	Total
At December 31, 2021	684,970	21,012	705,982
Additions	468,060	10,473	478,533
Disposals	—	(11,785)	(11,785)
Business combination (note 8.2)	25,958	—	25,958
Transfers to intangible assets (i)	(399,979)	—	(399,979)
At June 30, 2022	779,009	19,700	798,709

(i)  The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended June 30, 2022, R$44,899 was transferred to the balance of internally generated intangibles (R$40,233 in the period ended June 30, 2021).

Investment commitments

The indirect subsidiary Comgás assumed commitments in its concession agreement that include investments (improvements and maintenance) to be carried out during the concession period, estimated until 2049. The amounts of investments for expansion projects are R$ 10,408, operational support in R$ R$ 10,026 and administrative support in R$ 2,868, adjusted by rebalancing signed with the granting authority and updated annually by the tariff readjustment indexes.

a)      Capitalization of borrowing costs

During the period ended June 30, 2022, the indirect subsidiary Comgás capitalized R$30,082 at an average rate of 13.05% p.a. (R$17,725 and 8.13% in the period ended June 30, 2021).

73

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.4 Right-of-use

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At January 1, 2022	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382	49,529
Business combination (Note 8.2)	99,661	2,230	—	—	300	—	102,191	—
Additions	21,783	56,867	1,006	—	3,579	—	83,235	—
Contractual adjustments	7,921	14,480	3,480	(1,079)	1,542	151,973	178,317	—
Disposals	(7,134)	—	—	—	—	—	(7,134)	—
Effect of exchange rate fluctuations	(715)	(907)	—	—	(283)	—	(1,905)	—
At June 30, 2022	376,399	215,119	943,096	85,949	34,237	7,952,286	9,607,086	49,529

Amortization:
At January 1, 2022	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)	(15,358)
Additions	(20,311)	(20,870)	(17,805)	(2,190)	(3,774)	(151,544)	(216,494)	(2,936)
Disposals	210	—	—	—	—	—	210	—
Effect of exchange rate fluctuations	1,421	237	—	—	174	—	1,832	—
At June 30, 2022	(86,599)	(49,891)	(417,023)	(19,149)	(18,725)	(928,180)	(1,519,567)	(18,294)

At January 1, 2022	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267	34,171
At June 30, 2022	289,800	165,228	526,073	66,800	15,512	7,024,106	8,087,519	31,235

10.5 Properties for investments and properties held for sale

Accounting policy

The Company classifies non-current assets (mainly agricultural investment properties, in the Cosan Investments segment) and disposal groups as held for sale if their book values are recovered mainly through a sale transaction and not through continued use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of book value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding financial expenses and income tax expenses.

The criterion for classifying held for sale is considered to be met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its current condition. Actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of classification.

Investment properties held for sale continue to be measured at fair value. Assets and liabilities classified as held for sale are presented separately in the balance sheet.

74

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The balances of properties held for sale and investment properties are shown below:

	Investment properties	Properties held for sale	Total
December 31, 2021	3,886,696	—	3,886,696
Gain in fair value variation	59,061	—	59,061
Additions	6,764	—	6,764
Transfers	(18,385)	18,385	—
Asset sale	—	(7,678)	(7,678)
June 30, 2022	3,934,136	10,707	3,944,843

11 Commitments

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 18,395,477, whose value includes the minimum established in the contract both in commodities and in transport, with a term until December 2025.

The subsidiary Compass Gás e Energia, through Compass Comercialização, has a contract for the supply of Liquefied Natural Gas ("LNG") with Total Gas & Power Limited ("Total") which, after overcoming the preceding conditions, is committed to incur with the staggered acquisition of LNG supply of up to 120 TBTU for a period of 10 years.

The indirect subsidiary Sulgás has a commitment to return or receive from its customers that is considered an asset or liability in accordance with the regulatory accounting plan and is not recognized in the interim financial statements in accordance with practices adopted in Brazil and with IFRSs, since their respective realization/settlement depends on deliberations by the regulatory agency.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

  Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$6,100,000.
  Investments in Rumo Malha Central at R$645,573.
  Improvements and modernization of the facilities and equipment of the port elevations estimated at R$340,000. Up to June 30, 2022, the subsidiary had made investments at a cost of R$270,629.

75

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

12  Concessions payable and commitments

	June 30, 2022	December 31, 2021
Court discussion:
Rumo Malha Paulista S.A.	59,966	55,170
Rumo Malha Oeste S.A.	1,837,411	1,747,233
	1,897,377	1,802,403

Railroad concession:
Rumo Malha Paulista S.A.	1,260,336	1,145,450
	1,260,336	1,145,450

Payables:
Rumo Malha Sul S.A.	83,902	85,713
Rumo Malha Paulista S.A.	26,943	20,682
	110,845	106,395

Total	3,268,558	3,054,248

Current	176,698	160,771
Non-current	3,091,860	2,893,477
	3,268,558	3,054,248

In the period ended June 30, 2022, the subsidiary Rumo Malha Oeste S.A. resumed payments of the quarterly installments falling due under the original Concession and Lease Agreements, in compliance with clause ten and item XII of the second addendum signed between the Company and Agência Nacional de Transportes Terrestres - ANTT on May 19, 2021.

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Leases and grants under IFRS16

	June 30, 2022	December 31, 2021
Leases:
Rumo Malha Sul S.A.	594,051	623,155
Rumo Malha Paulista S.A.	481,587	508,169
Rumo Malha Oeste S.A.	212,781	216,101
Elevações Portuárias S.A.	105,816	97,046
Portofer Transporte Ferroviário Ltda.	13,591	13,921
	1,407,826	1,458,392

Grants:
Rumo Malha Paulista S.A.	754,580	590,594
Rumo Malha Central S.A.	646,279	614,410
	1,400,859	1,205,004

Total	2,808,685	2,663,396

Current	297,123	274,774
Non-current	2,511,562	2,388,622
	2,808,685	2,663,396

13  Other taxes payable

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Tax amnesty and refinancing program	197,633	194,228	204,325	200,664
ICMS – State VAT	—	—	327,716	278,351
COFINS – Revenue tax	46,831	48,229	80,664	88,214
PIS – Revenue tax	2,428	8,530	6,814	15,082
INSS – Social security	29,477	22,293	40,126	34,215
Withholding income tax	—	—	6,787	11,024
Other	1,248	3,099	59,262	55,559
	277,617	276,379	725,694	683,109

Current	133,195	134,956	573,831	536,220
Non-current	144,422	141,423	151,863	146,889
	277,617	276,379	725,694	683,109

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

14   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Profit before taxes	(580,754)	(120,383)	1,009,989	1,531,721
Income tax and social contribution nominal rate (34%)	197,456	40,930	(343,396)	(520,785)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	287,189	539,528	279,374	585,176
Differences in tax rates on earnings (losses) of overseas companies	(6,012)	(6,012)	(1,981)	(5,382)
Share-based payment transactions	(22)	(44)	(37)	(74)
Interest on shareholders’ equity	(2,840)	(50,569)	—	—
Selic on overdraft	2,449	4,781	—	—
Other	(22,760)	(23,335)	(1,593)	(9,493)
Income tax and social contribution (current and deferred)	455,460	505,279	(67,633)	49,442

Effective rate - %	78.43%	419.73%	6.70%	(3.23%)

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Profit before taxes	(63,684)	561,261	1,458,903	2,125,341
Income tax and social contribution nominal rate (34%)	21,653	(190,829)	(496,027)	(722,616)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	76,191	111,872	150,556	236,782
Differences in tax rates on earnings (losses) of overseas companies	(12,323)	9,125	2,653	(17,246)
Granted income tax incentive	67,832	94,960	70,189	93,708
Share-based payment transactions	(22)	(44)	(37)	(74)
Interest on shareholders’ equity	415	(41,913)	(9,944)	(16,480)
Non-deductible expenses (donations, gifts, etc.)	(2,399)	(3,684)	(17,390)	(18,181)
Tax losses not recorded	(110,689)	(218,123)	(10,474)	(31,679)
ICMS benefit - extemporaneous tax credits (ii)	48,283	175,812	20,489	218,056
ICMS benefit - current period (ii)	56,750	103,069	23,009	43,119
Other	(30,139)	26,197	3,191	(7,350)
Income tax and social contribution (current and deferred)	115,552	66,442	(263,785)	(221,961)

Effective rate - %	181.45%	(11.84%)	18.08%	10.44%

(i)	Equity also includes, in the amount of R$9,798, the amortization of the surplus value of Raizen, which is treated as a temporary difference.

(ii)

In the current year, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 179,303 (R$ 156,782 principal and R$ 22,521 interest), used through its offset against IR, CSLL, PIS and COFINS payable overdue in the period , related to the overpayments of IRPJ and CSLL for the years 2017, 2018, 2019 and 2021, when this benefit was not computed in the calculation of the IR and CSLL due by the Company, due to the non-taxation of the benefit of the reduction in the base of ICMS calculation in the State of São Paulo from 12% to 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62,399/2016. These credits were recognized by the subsidiary Comgás based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all the jurisprudence applicable to the subject. Comgás took into account all the accounting rules in force, which, after being analyzed together, did not indicate any other accounting effect to be recognized. In March 2022, there was a judgment on the subject in the 1st Panel of the STJ favorable to the taxpayer, involving tax benefit of ICMS deferral, obtained through a contract, and in April 2022 there was a judgment in the 2nd Panel of the Superior Justice Tribunal (Superior Tribunal de Justiça or “STJ”) favorable to the taxpayer, in case that involved a reduction in the ICMS tax base. Based on these events, Management, based on the opinions of its legal advisors, understands that the probability of loss in any specific discussion on the matter is possible. The amount used by the Company referring to extemporaneous and current credit, until June 30, 2022, totals R$ 711,221 (R$620,547 principal and R$90,674 interest).

79

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021 (Restated) (i)	June 30, 2022	December 31, 2021 (Restated) (i)
Assets credit of:
Income tax losses	782,342	529,834	2,186,013	1,739,847
Social contribution losses	282,178	191,275	785,355	627,860

Temporary differences
Foreign exchange - Loans and borrowings	1,271,595	1,482,132	1,357,078	1,667,500
Provision for legal proceedings	93,466	82,440	235,662	222,454
Tax goodwill	44,012	—	44,012	—
Loss allowances for impairment (Rumo Malha Oeste)	—	—	34,229	34,704
Post-employment benefits	—	—	163,060	160,082
Allowance for expected credit losses	—	—	23,907	21,747
Tax credit losses	6,985	6,985	70,090	67,760
Share-based payment transactions	27,119	17,479	71,527	50,114
Leases	1,969	1,998	172,858	189,890
Profit sharing	13,336	17,507	51,536	98,224
Unrealized gains on derivatives instruments	—	—	78,837	—
Fair value amortization of the property, plant and equipment	—	—	3,897	24,318
Fair value amortization of the intangible asset	—	—	128,352	111,590
Selic on overdraft	77,645	77,645	82,031	100,369
Miscellaneous expense allowance	161,138	179,449	570,302	342,307
Other (ii)	—	—	212,225	232,647
Total	2,761,785	2,586,744	6,270,971	5,691,413

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Liabilities credit of:
Temporary differences
Review of useful life of property, plant and equipment	—	—	(359,168)	(350,110)
Foreign exchange - Loans and borrowings	—	—	(34,190)	—
Fair value amortization of the property, plant and equipment	—	—	(37,366)	(40,294)
Tax goodwill	—	—	(378,642)	(397,239)
Unrealized gains on derivatives instruments	(357,031)	(748,873)	(414,440)	(1,028,058)
Fair value option in loans	—	—	(505,723)	(126,174)
Marketable securities	—	—	(41,229)	(62,593)
Investment properties	—	—	(101,811)	(100,197)
Interest on preferred shareholders payable in subsidiaries	(23,974)	(2,596)	(23,974)	(2,596)
Income on formation of joint ventures	(658,710)	(602,673)	(658,710)	(602,673)
Fair value amortization of the intangible asset	—	—	(4,330,816)	(3,492,345)
Other (iii)	(439,105)	(454,916)	(444,512)	(255,562)
Total	(1,478,820)	(1,809,058)	(7,330,581)	(6,457,841)

Total of deferred taxes recorded, net	1,282,965	777,686	(1,059,610)	(766,428)

Deferred tax assets	1,282,965	777,686	3,703,531	3,051,628
Deferred tax liabilities	—	—	(4,763,141)	(3,818,056)

Total deferred, net	1,282,965	777,686	(1,059,610)	(766,428)

(i)	The corresponding amounts as of December 31, 2021, listed in the table above, are being restated for a better classification between assets and liabilities, with no impact on the total amounts presented above.
(ii)	Refers mainly to pre-operating expenses added to Rumo Malha Central.
(iii)	Provision for the realization of capital gains on the acquisition of an investment and tax loss recognized in the contribution of capital in a subsidiary.

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
	Tax loss and negative basis	Employee benefits	Provisions	Leases	Other	Total
At December 31, 2021	721,109	34,986	268,874	1,998	1,559,777	2,586,744
Credited / (charged) to the profit for year	343,411	5,469	(7,285)	(29)	44,012	385,578
Exchange differences	—	—	—	—	(210,537)	(210,537)
At June 30, 2022	1,064,520	40,455	261,589	1,969	1,393,252	2,761,785

	Parent Company
	Effects on the formation of joint ventures	Unrealized gains on derivatives	Other	Total
At December 31, 2021	(602,673)	(748,873)	(457,512)	(1,809,058)
(Charged) / credited to the profit for year	(56,037)	391,842	(5,567)	330,238
At June 30, 2022	(658,710)	(357,031)	(463,079)	(1,478,820)

				1,282,965

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
At December 31, 2021	2,367,707	160,082	148,338	688,972	189,890	—	111,590	2,024,834	5,691,413
Credited / (charged) to the profit for year	603,661	2,978	(25,275)	215,115	(17,032)	78,837	16,762	(21,832)	853,214
Recognized in equity	—	—	—	—	—	—	—	25,122	25,122
Business combination (Note 8.2)	—	—	—	30,103	—	—	—	(18,457)	11,646
Exchange differences	—	—	—	—	—	—	—	(310,424)	(310,424)
At June 30, 2022	2,971,368	163,060	123,063	934,190	172,858	78,837	128,352	1,699,243	6,270,971

	Consolidated
	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Other	Total
At December 31, 2021	(602,673)	(3,492,345)	(1,028,058)	(350,110)	(126,174)	(858,481)	(6,457,841)
Credited / (charged) to the profit for year	(56,037)	48,793	606,871	(9,058)	(312,943)	(145,674)	131,952
Other comprehensive income	—	—	6,747	—	—	(34,190)	(27,443)
Business combination (Note 8.2)	—	(887,264)	—	—	(66,606)	(23,379)	(977,249)
At June 30, 2022	(658,710)	(4,330,816)	(414,440)	(359,168)	(505,723)	(1,061,724)	(7,330,581)

Total deferred taxes recorded							(1,059,610)

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

15  Provision for legal proceedings and judicial deposits

The Company has contingent liabilities as of June 30, 2022 and December 31, 2021 in relation to:

	Provision for legal proceedings
	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Tax	173,001	164,652	667,502	647,610
Civil, environmental and regulatory	146,424	123,420	646,332	585,034
Labor	74,863	73,787	422,561	411,417
	394,288	361,859	1,736,395	1,644,061

	Judicial deposit
	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Tax	322,451	312,031	530,041	500,484
Civil, environmental and regulatory	92,654	86,192	157,661	169,857
Labor	22,801	33,368	210,726	252,720
	437,906	431,591	898,428	923,061

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	164,652	123,420	73,787	361,859
Provisions	5,742	13,904	2,522	22,168
Settlement / Write-offs	(184)	(3,190)	(5,917)	(9,291)
Monetary variation (i)	2,791	12,290	4,471	19,552
At June 30, 2022	173,001	146,424	74,863	394,288

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	647,610	585,034	411,417	1,644,061
Provisions	13,928	62,169	62,661	138,758
Settlement / Write-offs	(5,695)	(68,489)	(76,315)	(150,499)
Exchange rate	801	9,274	964	11,039
Monetary variation (i)	10,858	58,344	23,834	93,036
At June 30, 2022	667,502	646,332	422,561	1,736,395

(i)      Includes write-off of interest due to reversals.

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Compensation with FINSOCIAL	—	—	305,907	300,470
INSS - Social security	68,515	61,439	87,312	97,847
State VAT - ICMS credit	23,544	23,166	36,202	85,965
PIS and COFINS	27,292	26,343	27,292	28,427
IPI - Excise tax credit - NT	43,617	43,461	43,617	43,461
Federal income taxes	1,120	1,103	8,595	8,553
Other	8,913	9,140	158,577	82,887
	173,001	164,652	667,502	647,610

  Labor claims: the Company and its subsidiaries are defendants in labor claims filed by former employees and outsourced service providers claiming additional compensation and indemnities. Additionally, the Company has public civil lawsuits filed by the Labor Public Prosecutor's Office regarding the alleged non-compliance with labor standards, working conditions and work environment. For allegations deemed valid, the Company signed a Conduct Adjustment Agreement with the Brazilian authorities.

  Civil, Environmental and Regulatory Proceedings: The Company and its subsidiaries are party to several indemnity claims, public civil claims and administrative proceedings that individually are not relevant, where, in the opinion of its lawyers, the risk of loss is probable.

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Tax	4,690,122	4,652,106	15,181,084	14,647,917
Civil, environmental and regulatory	992,393	900,472	7,874,763	6,939,743
Labor	21,272	22,748	884,295	859,830
	5,703,787	5,575,326	23,940,142	22,447,490

Civil, environmental and regulatory:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Civil (i)	951,007	860,971	4,981,443	4,221,797
Environmental	41,344	39,459	1,584,731	1,472,542
Regulatory	42	42	1,308,589	1,245,404
	992,393	900,472	7,874,763	6,939,743

(i)    Malha Paulista is a party to a claim for damages, in the investigation phase, filed by the former Rede Ferroviária Federal S/A (RFFSA), due to the deactivation of the railway's electric traction system, the value of which on June 30 of 2022 total R$ 318,022.

Malha Paulista, Municipality of Jales and others are parties to a Public Civil Action, which is in the investigation phase, in which it requires the execution of the works, in addition to a conviction to pay for alleged damages, in the amount of R$ 126,919.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Tax:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Penalties related to tax positions	—	—	587,199	508,409
Federal income taxes	845,492	822,039	5,538,061	5,404,264
ICMS - State VAT	1,358,145	1,386,895	2,998,009	2,877,144
IRRF - Withholding tax	1,364	1,344	1,323,134	1,251,394
PIS and COFINS - Revenue taxes	1,269,582	1,242,960	2,466,912	2,368,123
MP 470 - Tax installments	244,395	243,115	383,134	398,184
IOF on Mutual	—	—	142,003	136,286
Compensation with IPI - IN 67/98	141,291	139,387	141,291	139,387
IPI - Excise tax credit - NT	350,433	347,953	498,779	492,025
INSS - Social security and other	112,338	110,213	183,099	180,533
Other	367,082	358,200	919,463	892,168
	4,690,122	4,652,106	15,181,084	14,647,917

The Company's and its subsidiaries' lawyers assessed the probability of loss as possible, with a remote loss bias and, therefore, no provision was recorded in accordance with CPC 25 / IAS 37.

The Company believes that there are no uncertainties about the treatment of income taxes and considers that its tax liabilities are adequate for all outstanding fiscal years, based on evaluations of several factors, such as interpretations of tax legislation and previous experiences.

87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

16  Shareholders’ equity

a)      Share capital

The subscribed capital as of June 30, 2022 is R$8,402,544 (R$6,365,853 as of December 31, 2021), fully paid-in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the bylaws, the authorized capital stock may be increased up to the limit of R$9,000,000.

On April 29, 2022, the Extraordinary General Meeting approved the increase in the Company's capital stock, in the amount of R$2,036,691, distribution of dividends of R$1,423,757 and allocation of the legal reserve of R$348,753 and statutory reserve in the amount of R$264,181.

As of June 30, 2022, the Company's share capital comprises the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,312,942	35.87%
Board of directors and executive officers	25,240,945	1.35%
Free float	1,171,063,698	62.49%

Total shares outstanding	1,868,617,585	99.71%

Treasury shares	5,453,347	0.29%

Total	1,874,070,932	100.00%

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Treasury shares

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program of up to 110,000,000 common shares, representing 9.39% of the total shares available in the market, with a term until November 9, 2023. Shares repurchased may be used to comply with obligations arising from potential exercise of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

As of June 30, 2022, the Company had 5,453,347 shares in treasury (5,440,772 shares as of December 31, 2021), whose market price was R$18.20. This increase refers to the return of 12,575 shares that had been allocated to members of the share-based compensation plans.

c)      Other comprehensive income

	December 31, 2021	Comprehensive (loss) income	June 30, 2022
Loss on cash flow hedge	(1,362,618)	(3,740)	(1,366,358)
Foreign currency translation effects	1,093,366	486,180	1,579,546
Actuarial loss on defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	28,525	15,346	43,871
Total	(484,354)	514,906	30,552

Attributable to:
Owners of the Company	(521,609)	557,098	35,489
Non-controlling interests	37,255	(42,192)	(4,937)

	December 31, 2020	Comprehensive (loss) income	June 30, 2021

Loss on cash flow hedge	(761,203)	(5,798)	(767,001)
Foreign currency translation effects	782,899	(311,830)	471,069
Actuarial loss on defined benefit plan	(363,376)	—	(363,376)
Deferred tax on actuarial losses of defined benefit plan	123,548	—	123,548
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	384	26,640
Total	(237,507)	(317,244)	(554,751)

Attributable to:
Owners of the Company	(252,610)	(302,264)	(554,874)
Non-controlling interests	15,103	(14,980)	123

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

d)     Dividends

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2021	22,747	517,344	540,091
Proposed Dividends	221,932	(141)	221,791
Interest on capital proposed	18,879	107,544	126,423
Dividends received	(22,291)	(624,939)	(647,230)
At June 30, 2022	241,267	(192)	241,075

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2021	2,621	517,344	519,965
Proposed Dividends	34,923	(141)	34,782
Interest on capital proposed	—	107,544	107,544
Dividends received	(22,556)	(624,939)	(647,495)
At June 30, 2022	14,988	(192)	14,796

  Payable

At December 31, 2021	754,282
Interim dividends	45,736
Dividends paid	(799,347)
At June 30, 2022	671

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

17  Earnings per share

The result by basic share calculations is dividing the net income number by the weighted average number of common shares outstanding during the period. The share is the result calculated by adjusting the result for impacts and instruments calculated by dilutors.

The following table presents the calculation of earnings per share (in thousands of reais shares, except for amounts per share):

	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	(125,294)	384,896	942,356	1,581,163
	—	—	—	—
Dilutive effect of the share-based plan of subsidiaries	29	29	(2,775)	(5,613)
Dilution effect of Brado's liquidity option	(873)	(873)	(228)	(305)
	—	—	—	—

Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	(126,138)	384,052	939,353	1,575,245

Weighted-average number of shares outstanding - basic (In thousands of shares)	—	—	—	—
Basic	1,868,618	1,868,689	1,866,887	1,800,554
Dilutive effect of the share-based plan	6,464	6,406	3,178	3,192

Dilutive	1,875,082	1,875,095	1,870,065	1,803,746

Earnings per share
Basic	(R$ 0.0671)	R$ 0.2060	R$ 0.5048	R$ 0.8782
Diluted	(R$ 0.0673)	R$ 0.2048	R$ 0.5023	R$ 0.8733

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock options and put options. For stock options, a calculation is made to determine the effect of dilution on earnings attributable to the parent company's shareholders as a result of the exercise of stock options in subsidiaries. For the put option, it is assumed that it has been converted into common shares, and the profit attributable to the shareholders of the parent is adjusted.

Anti-dilution instruments

In the period ended June 30, 2022, 110,000,000 shares related to the Company's share buyback plan were not considered in the diluted earnings per share analysis, as they increase earnings per share.

18 Net sales

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Gross revenue from sales of products and services	11,236,562	20,571,009	7,570,399	13,206,772
Construction revenue	262,291	468,060	263,216	442,498
Indirect taxes and deductions	(1,927,766)	(3,563,096)	(1,275,506)	(2,375,363)
Net sales	9,571,087	17,475,973	6,558,109	11,273,907

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

92

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
At a point in time
Natural gas distribution	4,485,941	8,152,668	2,400,156	4,493,883
Electricity trading	58,734	115,026	181,438	400,648
Lubricants and base oil	2,072,981	3,694,885	1,441,562	2,828,059
Other	172,056	299,790	36,666	61,422
	6,789,712	12,262,369	4,059,822	7,784,012
Over time
Railroad transportation services	2,359,540	4,471,023	2,133,268	2,892,375
Port elevation	105,090	199,969	82,625	108,869
Construction revenue	262,291	468,060	263,216	442,498
Services rendered	67,058	102,848	33,767	64,826
	2,793,979	5,241,900	2,512,876	3,508,568

Elimination	(12,604)	(28,296)	(14,589)	(18,673)

Total of net sales	9,571,087	17,475,973	6,558,109	11,273,907

Seasonality of operations

The Company's segments “Gas and Power” and “Logistics” are subject to fluctuations due to the seasonality of operations, as shown below:

Gas and Power

Activities in the natural gas commercialization and distribution segment are subject to seasonality. While the months of December to March are marked by a drop in gas consumption, between the months of April and November there is a significant increase in consumption, due to the winter season and the acceleration of industrial production.

Logistics

Rumo's activities are subject to the natural seasonality of agricultural commodities. Most of the soybean harvest is exported between January and August, while the transportation of the corn harvest (mainly for export) is concentrated between May and December. These fluctuations have a significant impact on the demand for transporting these commodities. For this reason, Rumo normally has a higher volume transported in the second and third quarters of each year, and a lower volume transported in the off-season, ie, in the first and fourth quarters of each year.

93

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Depreciation and amortization	(3,648)	(7,338)	(3,546)	(6,021)
Personnel expenses	(44,867)	(89,083)	(23,713)	(41,142)
Expenses with third-party services	(7,089)	(11,798)	(12,242)	(22,040)
Other	(15,751)	(28,328)	(22,909)	(40,544)
	(71,355)	(136,547)	(62,410)	(109,747)

General and administrative expenses	(71,355)	(136,547)	(62,410)	(109,747)
	(71,355)	(136,547)	(62,410)	(109,747)

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021 (Restated) (i)	January 1, 2021 to June 30, 2021 (Restated) (i)
Raw materials	(1,587,197)	(2,885,922)	(1,153,381)	(2,166,410)
Commodity cost (natural gas)	(3,493,385)	(6,322,098)	(1,626,521)	(3,046,317)
Electricity purchased for resale	(67,764)	(131,006)	(549,779)	(768,492)
Railroad transportation and port elevation expenses	(781,558)	(1,426,161)	(548,084)	(744,265)
Other transports	(16,707)	(45,573)	2,886	(37,732)
Depreciation and amortization	(728,843)	(1,483,704)	(616,217)	(927,528)
Salaries and wages	(570,118)	(1,066,332)	(497,757)	(750,276)
Construction cost	(262,291)	(468,060)	(263,216)	(442,498)
Expenses with third-party services	(203,291)	(395,533)	(168,976)	(279,833)
Selling expenses	(9,926)	(18,298)	(5,915)	(10,028)
Other	(266,585)	(496,429)	(178,713)	(324,424)
	(7,987,665)	(14,739,116)	(5,605,673)	(9,497,803)

Cost of sales	(7,278,880)	(13,468,116)	(5,070,561)	(8,576,706)
Selling expenses	(261,020)	(437,409)	(180,750)	(339,406)
General and administrative expenses	(447,765)	(833,591)	(354,362)	(581,691)
	(7,987,665)	(14,739,116)	(5,605,673)	(9,497,803)

(i)  As detailed restated in the Note 3.1.

94

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

20  Other income (expenses), net

	Parent company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Gain from bargain purchase	92,946	92,946	—	—
Tax extemporary credits (i)	1,806	1,806	—	—
Gain (loss) on disposal of fixed assets and intangibles	—	—	(53)	(53)
Legal proceedings provision, receivables and tax installments	(13,163)	(27,136)	1,570	(22,442)
Revenue from eventual sales	3,095	8,984	1,055	2,295
Other	(1,395)	(21,921)	24,554	22,286
	83,289	54,679	27,126	2,086

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Advantageous purchase gain	92,946	92,946	—	—
Tax credits (i)	48,995	77,766	241,253	241,246
Change in fair value of investment properties	59,061	59,061	—	—
Loss on disposal of non-current assets and intangibles	(14,715)	(23,987)	(10,469)	(10,469)
Net effect of legal proceedings	(54,389)	(148,226)	(34,242)	(69,748)
Settlement of disputes in the renewal process	(32,490)	(32,490)	52,963	52,963
Other	16,693	(9,686)	28,895	35,480
	116,101	15,384	278,400	249,472

(i)  Extemporaneous credit for the exclusion of ICMS from the PIS and COFINS base, see note 6.

95

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)
21  Finance results

Details of finance income and costs are as follows:

	Parent Company
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Cost of gross debt
Interest on debt	(218,168)	(409,172)	(133,627)	(180,893)
Monetary and exchange rate variation	(378,569)	259,867	524,292	398,562
Derivatives and fair value measurement	340,929	(1,415,846)	(1,018,269)	(541,031)
Amortization of borrowing costs	(5,859)	(8,471)	(2,207)	(2,964)
	(261,667)	(1,573,622)	(629,811)	(326,326)

Income from financial investment and exchange rate in cash and cash equivalents	64,440	103,033	10,058	18,294
	64,440	103,033	10,058	18,294

Cost of debt, net	(197,227)	(1,470,589)	(619,753)	(308,032)

Other charges and monetary variations
Interest on other receivables	7,891	18,588	4,845	13,003
Monetary variation of other financial assets	(2,661)	(3,066)	—	(42,709)
Interest on other payables	—	—	(3,738)	(7,881)
Interest on lease liabilities	(977)	(1,989)	(1,108)	(1,949)
Interest on shareholders' equity	(773)	(2,054)	29,248	48,470
Interest on contingencies and contracts	(33,224)	(40,154)	(7,267)	(14,567)
Bank charges and other	(14,117)	(22,860)	(6,934)	(10,172)
Exchange variation and non-debt derivatives	(1,164,256)	(74,421)	828,291	242,113
	(1,208,117)	(125,956)	843,337	226,308

Finance results, net	(1,405,344)	(1,596,545)	223,584	(81,724)

Reconciliation
Finance expense	(364,716)	(674,403)	(174,525)	(376,882)
Finance income	71,660	121,672	3,463	39,788
Foreign exchange, net	(956,401)	625,893	1,370,259	640,287
Derivatives	(155,887)	(1,669,707)	(975,613)	(384,917)
Finance results, net	(1,405,344)	(1,596,545)	223,584	(81,724)

96

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2022 to June 30, 2022	January 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021
Cost of gross debt
Interest on debt	(1,131,095)	(2,192,433)	(671,626)	(1,112,590)
Monetary and exchange rate variation	(1,685,699)	1,190,040	2,262,751	1,286,545
Derivatives and fair value measurement	1,182,035	(1,233,540)	(1,852,519)	(787,563)
Amortization of borrowing costs	(17,817)	(165,524)	(29,891)	(80,310)
Finance and warranties on debt	(10,102)	(22,676)	(12,340)	(20,983)
	(1,662,678)	(2,424,133)	(303,625)	(714,901)

Income from financial investment and exchange rate in cash and cash equivalents	461,543	832,172	82,503	121,968
	461,543	832,172	82,503	121,968

Cost of debt, net	(1,201,135)	(1,591,961)	(221,122)	(592,933)

Other charges and monetary variations
Interest on other receivables	63,333	143,897	185,546	269,695
Update of other financial assets	(2,661)	(18,016)	—	(42,709)
Interest on other liabilities	(97,143)	(180,923)	(38,344)	(61,320)
Monetary variation on leases	(118,113)	(198,987)	(105,742)	(182,474)
Interest on contingencies and contracts	(113,024)	(203,056)	(31,826)	(70,831)
Bank charges and other	(10,350)	(657)	(17,873)	(24,659)
Exchange variation and non-debt derivatives	(490,142)	(441,496)	14,617	108,578
	(768,100)	(899,238)	6,378	(3,720)

Finance results, net	(1,969,235)	(2,491,199)	(214,744)	(596,653)

Reconciliation
Finance expense	(736,003)	(1,470,191)	(1,060,368)	(1,232,185)
Finance income	722,885	1,301,961	237,333	428,485
Foreign exchange, net	(1,677,450)	1,076,581	2,231,187	1,239,729
Net effect of derivatives	(278,667)	(3,399,550)	(1,622,896)	(1,032,682)
Finance results, net	(1,969,235)	(2,491,199)	(214,744)	(596,653)

97

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

22  Post-employment benefits

	Consolidated
	June 30, 2022	December 31, 2021
Defined contribution
Futura II	286	190

Defined benefit
Futura	181,974	198,761
Health Plan	479,283	470,524
	661,257	669,285

	661,543	669,475

23 Share-based payment

The Company and its subsidiaries have Share-Based Compensation Plans that are settled in shares and cash. As of 30 June 2022, the Group has the following share-based payment arrangements:

98

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
April 27, 2017	Cosan S.A.	5	1,096,000	(954,028)	141,972	9.25
July 31, 2017	Cosan S.A.	5	1,192,428	(396,848)	795,580	8.06
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
July 31, 2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
September 10, 2021 - Invest II	Cosan S.A.	4	5,283,275	(660,410)	4,622,865	22.24
October 11, 2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
			9,946,886	(2,145,646)	7,801,240

August 1, 2018	Comgás	4	96,787	(17,761)	79,026	59.66
July 31, 2019	Comgás	4	83,683	(14,794)	68,889	79.00
			180,470	(32,555)	147,915

September 01, 2017	Rumo S.A.	5	870,900	(324,500)	546,400	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(405,297)	744,247	13.94
August 15, 2019	Rumo S.A.	5	843,152	(216,507)	626,645	22.17
November 11, 2020	Rumo S.A.	5	776,142	(164,997)	611,145	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(414,702)	1,066,298	20.85
September 15, 2021	Rumo S.A.	3	1,560,393	(105,995)	1,454,398	18.19
			6,681,131	(1,631,998)	5,049,133
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2020	Moove	5	106,952	—	106,952	13.36
July 31, 2021	Moove	3	80,729	—	80,729	8.29
August 1st, 2021	TRSP	3	35,017	—	35,017	29.93
August 1st, 2021	Compass Comercialização	3	32,833	—	32,833	29.93
August 1st, 2021	Compass Gás e Energia	2	27,719	—	27,719	29.93
August 1st, 2021	Compass Gás e Energia	3	159,050	—	159,050	29.93
November 1st, 2021	Compass Gás e Energia	3	1,534,928	—	1,534,928	29.93
November 1st, 2021	Comgás	3	179,328	—	179,328	29.93
February 1st, 2022	Compass Gás e Energia	3	82,754	—	82,754	29.93
			2,371,980	—	2,371,980

Total			19,180,467	(3,810,199)	15,370,268

99

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At December 31, 2021	15,592,511
Granted	160,447
Vested	(382,690)
At June 30, 2022	15,370,268

b)     Measurement of fair values

The weighted average fair value of the programs granted during June 30, 2022 and December 31, 2021 and the main assumptions used in the application of the Black-Scholes model were as follows:

	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Key assumptions:
Share price at grant date	23.20	23.20	24.01	27.27	79.00	78.58	24.01	27.27	18.19	18.19
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	N/A	N/A	6.94%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.81%	N/A	N/A	41.03%	26.51%

c)    Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended June 30, 2022 and 2021 were R$50,996 and R$20,467, respectively.

100

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

24 Subsequent events

24.1 Business combination

Acquisition of a 51% interest in Petrobras Gás S.A.

As informed in the Material Fact of July 11, 2022, the subsidiary Compass Gás e Energia concluded the acquisition of the 51% interest in Petrobras Gás S.A. (“Gaspetro”), for the amount of R$2,097,758, paid in a single installment on the same date. As a result of the completion of the acquisition, the subsidiary assumed control of the acquiree. With the acquisition, Compass reinforces its commitment to acting and investing in the natural gas distribution segment, helping to ensure energy security, which is essential for economic growth and increased competitiveness in the regions where it operates. The non-controlling interest of 49% of the common shares belongs to Mitsui Gás e Energia do Brasil Ltda. (“Mitsui”).

On July 12, 2022, the change of the corporate name of Gaspetro to Commit Gás e Energia S.A. (“Commit”) was announced. Commit has interests in 18 piped natural gas distributors from different regions of the country and seeks to promote the best practices for sustainable development in the sector. Below we present the investees and their respective ownership percentages:

Direct participation in subsidiary	% of participation
Subsidiary
Gás Brasiliano Distribuidora S.A. (“Gas Brasiliano”)	100%

Investments valued using the equity method
Companhia de Gás do Estado do Mato Grosso do Sul (“MSGás”)	49%
Companhia Potiguar de Gás (“Potigás”)	83%
Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) (i)	49%
CEG Rio S.A. (“CEG Rio”)	37.41%
Gás de Alagoas S.A. (“Algás”)	41.50%
Companhia de Gás da Bahia (“Bahiagás”)	41.50%
Companhia de Gás do Ceará (“Cegás”)	41.50%
Companhia Paranaense de Gás (“Compagás”)	24.50%
Companhia Pernambucana de Gás (“Copergás”)	41.50%
Companhia de Gás do Amapá (“Gasap”)	37.25%
Companhia de Gás do Piauí (“Gaspisa”)	37.25%
Companhia Paraibana de Gás (“PBGás”)	41.50%
Cia Rondoniense de Gás (“Rongás”)	41.50%
Sergipe Gás S.A. (“Sergás”)	41.50%
Companhia de Gás de Santa Catarina (“SCGás”)	41%
Companhia Brasiliense de Gás (“CEBGás”)	32.00%
Agência Goiana de Gás Canalizado S.A. (“GoiasGás”)	30.46%

(i)  The subsidiary Compass Um Participações S.A. holds the remaining 51% of that entity

101

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The subsidiary hired external consultants to assess the fair values of the assets acquired and liabilities assumed, which is in progress at the date of disclosure of these financial statements. The fair value will be estimated using the discounted cash flow projection method.

Sale of distributors

On July 21, 2022, the State of Paraíba exercised its preemptive right to acquire the 41.5% equity interest in PBGás held by Commit. The sale was concluded upon payment, in cash, of R$ 47,251.

On July 21, 2022, Termogás S.A. (“Termogás”) exercised preemptive rights to acquire the 24% equity interest in Cebgás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 561.

On July 22, 2022, the State of Alagoas exercised a preemptive right to acquire the 12.06% equity interest in Algás held by Commit. The sale was concluded upon payment, in cash, of R$ 27,067. After this operation, Commit maintained a 29.44% interest in Algás.

On July 25, 2022, the State of Bahia exercised a preemptive right to acquire the 41.5% equity interest in BahiaGás held by Commit. The sale was concluded upon payment, in cash, of R$574,778.

On July 26, 2022, the State of Ceará exercised a preemptive right to acquire the 12.06% equity interest in Cegás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 76,399. After this operation, Commit maintained a 29.44% interest in Cegás.

On July 29, 2022, Companhia Energética de Brasília (“CEB”) exercised a preemptive right to acquire the 8% equity interest in Cebgás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 187.

Considering that the transactions are not, under the terms of the current legislation, subject to prior approval by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”), there are no effects that suspend or prohibit the consummation of the transactions.

24.2 Sale of shares Elevações Portuárias S.A.

On July 15, 2022, the subsidiary Rumo entered into a share purchase and sale agreement (“Purchase and Sale Agreement”) through which it undertook to sell 80% (eighty percent) of its equity interest in the wholly-owned subsidiary Elevações Port S.A. (“EPSA”), which operates and controls terminals T16 and T19 in the Port of Santos (SP), to Corredor Logística e Infraestrutura Sul (“CLI SUL”), a company wholly owned by Corredor Logistica e Infraestrutura (“CLI”), in line with the strategy of forming long-term partnerships and focusing on railway logistics and the execution of strategic expansion projects. The contract and its annexes also set out the conditions under which EPSA undertakes to comply with existing contracts, without causing changes to the terminal's customers.

Subject to the provisions of the Purchase and Sale Agreement, the price to be paid by CLI to the subsidiary will be R$1,400,000, subject to customary adjustments and that exceeds the value of investment books. The deal will be made possible through a capital increase in CLI to be carried out by the Australian fund Macquarie Infrastructure Partners V (“Macquarie”), which in turn will share control of CLI with the current shareholders, the fund IG4 Capital Investimentos. Ltd (“IG4”).

The closing of the transaction object of the Purchase and Sale Agreement is subject to the fulfillment of certain conditions precedent usual for this type of transaction, including the need for prior approval by the Administrative Council for Economic Defense – CADE and by the National Agency for Water Transport - ANTAQ.

24.3 Senior Notes 2023 Prepayment

On August 5, 2022, the Company prepaid the Senior Notes 2023, in the amount of U.S.$123,689 thousand, equivalent to R$652,953, with original maturity in March 2023, pursuant to the conditions established in the transaction agreement signed in March 2013. Settled swaps generated financial income of R$143,400.

102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer